SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)

                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            MARVEL ENTERPRISES, INC.
                       (Name of Subject Company (Issuer))

                            MARVEL ENTERPRISES, INC.
        (Name of Person Filing Statement (Identifying Status as Offeror,
                            Issuer or Other Person))

             8% CUMULATIVE CONVERTIBLE EXCHANGEABLE PREFERRED STOCK,
                            PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    57383M207
                      (CUSIP Number of Class of Securities)

                                 F. Peter Cuneo
                      President and Chief Executive Officer
                            Marvel Enterprises, Inc.
                               10 East 40th Street
                            New York, New York 10016
                                 (212) 576-4000

           (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:
                      Paul, Hastings, Janofsky & Walker LLP
                           1055 Washington Boulevard,
                           Stamford, Connecticut 06901
                                 (203) 961-7400
                          Attn: John N. Turitzin, Esq.
                            ------------------------

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
         Transaction Valuation:                    Amount of Filing Fee:
--------------------------------------------------------------------------------
           $ 200,140,699 (1)                             $ 18,413
--------------------------------------------------------------------------------

(1) Estimated for the purposes of calculating the amount of the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, based upon (a) 20,807,242 shares of 8% Cumulative Convertible Exchangeable Preferred Stock outstanding as of October 4, 2002, (b) the exchange ratio of 1.39 shares of Common Stock, par value $.01 per share, of Marvel Enterprises, Inc. for each share of 8% Cumulative Convertible Exchangeable Preferred Stock pursuant to the Exchange Offer, and (c) the market value per share of Common Stock, as established by the average of the high and low prices reported as of October 1, 2002, on the New York Stock Exchange.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:                Filing Party:
      Form or Registration No.:              Date Filed:

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      [ ] third-party tender offer subject to Rule 14d-1.

      [X] issuer tender offer subject to Rule 13e-4.

      [ ] going-private transaction subject to Rule 13e3.

      [ ] amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         On October 7, 2002, Marvel Enterprises, Inc., a company organized under the laws of the State of Delaware (the "Company"), launched an exchange offer (the "Exchange Offer") for all of the shares of its outstanding 8% Cumulative Convertible Exchangeable Preferred Stock ("Preferred Stock"), or such lesser number of shares of Preferred Stock as are validly tendered and not withdrawn prior to the expiration date of the Exchange Offer, for shares of the Company's Common Stock, par value $0.01 per share ("Common Stock"), at the rate of 1.39 shares of Common Stock for each share of Preferred Stock validly tendered and not withdrawn prior to the expiration date of the Exchange Offer. This Tender Offer Statement on Schedule TO ("Schedule TO") relates to such Exchange Offer by the Company. The Exchange Offer will expire at 5:00 p.m., New York City time, on Monday, November 18, 2002, unless extended (the "Expiration Date").

ITEM 1.  SUMMARY TERM SHEET.

         See the section of the Offer to Exchange, dated October 7, 2002, attached hereto as Exhibit (a)(1)(A) (the "Offer to Exchange"), captioned "Summary."

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) The name of the Company to which this Schedule TO relates is Marvel Enterprises, Inc., a company organized under the laws of the State of Delaware. The address of the principal office of the Company is 10 East 40th Street, New York, NY 10016, and its telephone number is (212) 576-4000.

         (b) The titles of the classes of equity securities to which this Schedule TO relates are:

             o  Common Stock, par value $0.01 per share, and

             o 8% Cumulative Convertible Exchangeable Preferred Stock, par value $0.01 per share.

         As of October 4, 2002, there were 36,300,093 shares of Common Stock and 20,807,242 shares of Preferred Stock outstanding.

         (c) See the section of the Offer to Exchange captioned "Market for Common Stock and Preferred Stock."

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) This Schedule TO is being filed by Marvel Enterprises, Inc. The address of the Company's principal office is 10 East 40th Street, New York, New York 10016, and its telephone number is (212) 576-4000. For the executive officers and directors of the Company, see the section of the Offer to Exchange captioned "Management." The business address and business telephone number of each executive officer and director is the same as listed above for the Company.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) See the sections of the Offer to Exchange captioned "Summary," "Risk Factors," "The Offer to Exchange," "Material United States Federal Income Tax Consequences" and "Certain Securities Laws Considerations."

         (b) See the section of the Offer to Exchange captioned "Interests of Directors and Officers."

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (e) See the section of the Offer to Exchange captioned "Agreements Involving Our Securities."

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) See the sections of the Offer to Exchange captioned "Summary" and "Reasons for the Offer to Exchange."

         (b) See the section of the Offer to Exchange captioned "Use of Proceeds."

         (c) See the sections of the Offer to Exchange captioned "Summary," "Risk Factors," "Business Overview," "Reasons for the Offer to Exchange" and "Use of Proceeds."

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) See the sections of the Offer to Exchange captioned "Summary" and "The Offer to Exchange."

         (b) See the section of the Offer to Exchange captioned "The Offer to Exchange- Conditions."

         (d)   Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) and (b)  See  the  sections  of the  Offer  to  Exchange  captioned
"Interests of Directors and Officers" and "Security Ownership of Certain Beneficial Owners and Management."

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) See the section of the Offer to Exchange captioned "Fees and Expenses."

ITEM 10. FINANCIAL STATEMENTS.

         (a) Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001; Quarterly Report on Form 10-Q for the quarter ended March 31, 2002; and Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

         (b) See the section of the Offer to Exchange captioned "Financial Information."

ITEM 11. ADDITIONAL INFORMATION.

         (a) See the sections of the Offer to Exchange captioned "Agreements Involving Our Securities" and "Certain Legal Matters; Regulatory Approvals."

         (b) Not applicable.

ITEM 12.  EXHIBITS.

Exhibit No.        Description
----------         -----------

(a)(1)(A) Offer to Exchange, dated October 7, 2002, relating to the Exchange Offer.
(a)(1)(B) Form of Letter of Transmittal, dated October 7, 2002, relating to the Exchange Offer.
(a)(1)(C)          Form of Notice of Guaranteed Delivery.
(a)(1)(D)          Form of Letter to Brokers.
(a)(1)(E)          Form of Letter to Clients.
(a)(1)(F) Text of Press Release issued by Marvel Enterprises, Inc., dated October 7, 2002.
(b)                None.
(d)(1) Stockholders' Agreement, dated October 1, 1998, by and among Avi Arad, various Dickstein Entities and Individuals, Isaac Perlmutter, Isaac Perlmutter T.A., The Laura & Isaac Perlmutter Foundation Inc., Object Trading Corp., Zib Inc., various Secured Lenders and Toy Biz, Inc. (incorporated by reference to Exhibit 99.4 of Marvel's Amended Report on Form 8-K filed on October 16, 1998) (SEC file no. 001-13638).
(d)(2) Registration Rights Agreement, dated October 1, 1998, by and among Toy Biz, Inc. and the undersigned stockholders (incorporated by reference to Exhibit 99.5 of Marvel's Amended Report on Form 8-K filed on October 16, 1998) (SEC file no. 001-13638).
(d)(3) Registration Rights Agreement, dated December 8, 1998, by and among Marvel Enterprises, Inc., Marvel Entertainment Group, Inc. and the undersigned stockholders (incorporated by reference to Exhibit 3 of Avi Arad's Amended Schedule 13D filed on December 22, 1998) (SEC file no. 005-47191).
(d)(4) Substitution Agreement, dated August 23, 2001, between Object Trading Corp., Marvel Enterprises, Inc. and Marvel Characters, Inc. (incorporated by reference to Exhibit 10 of Marvel's Quarterly Report on Form 10-Q filed on November 14,
                   2001) (SEC file no. 001-13638).
(d)(5) Personal Guaranty, dated November 30, 2001, by Isaac Perlmutter in favor of HSBC Bank USA, as administrative agent for each of the Secured Parties referred to in the Credit Agreement (incorporated by reference to Exhibit 10.4 of Marvel's Report on Form 8-K filed on December 4, 2001) (SEC file no. 001-13638).
(d)(6) Warrant Shares Registration Rights Agreement, dated November 30, 2001, between Marvel Enterprises, Inc. and Isaac Perlmutter (incorporated by reference to Exhibit 10.5 of Marvel's Report on Form 8-K filed on December 4, 2001) (SEC file no. 001-13638).
(d)(7) Warrant Agreement, dated November 30, 2001, between Marvel Enterprises, Inc. and Isaac Perlmutter (incorporated by reference to Exhibit 4.2 of Marvel's Report on Form 8-K filed on December 4, 2001) (SEC file no. 001-13638).
(g)                None.
(h)                None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    MARVEL ENTERPRISES, INC.



                                    By:     /s/ F. Peter Cuneo
                                         --------------------------------
                                    Name:  F. Peter Cuneo
                                    Title: President and Chief Executive Officer

Dated: October 7, 2002

                                                               Exhibit (a)(1)(A)

                            MARVEL ENTERPRISES, INC.


                                Offer to Exchange
                                    Shares of
             8% Cumulative Convertible Exchangeable Preferred Stock

                             -----------------------

      The offer to exchange will expire at 5:00 p.m., New York City time, on Monday, November 18, 2002, unless extended pursuant to the terms hereof (the "Expiration Date"). Holders of shares of 8% Cumulative Convertible Exchangeable Preferred Stock must validly tender those shares on or prior to the Expiration Date in order to be eligible to have those shares exchanged for shares of our common stock.

      We are offering to exchange newly issued shares of our common stock, par value $0.01 per share (the "Common Shares" or "Common Stock"), for any and all outstanding shares of our 8% Cumulative Convertible Exchangeable Preferred Stock, par value $0.01 per share (the "Preferred Shares" or "Preferred Stock"), at an exchange ratio of 1.39 Common Shares for each Preferred Share tendered. Each Preferred Share currently is convertible at the option of the holder into
1.039 Common Shares.

      We will accept  Preferred  Shares  validly  tendered  for exchange and not withdrawn as of the Expiration Date, upon the terms and conditions set forth herein and in the accompanying Letter of Transmittal (the "Letter of Transmittal"). This Offer to Exchange is not subject to any minimum on the number of Preferred Shares tendered. This Offer to Exchange and the Letter of Transmittal together constitute the "Offer to Exchange."

      See "Risk Factors" beginning on page 6 and "Material United States Federal Income Tax Consequences" beginning on page 23 for a discussion of certain factors that you should consider in connection with the Offer to Exchange.

      You may direct questions and requests for assistance or additional copies of this Offer to Exchange, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related documents to D.F. King & Co., Inc. (the "Information Agent") at the address and telephone numbers set forth on the last printed page of this Offer to Exchange.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved this transaction or determined if this document is accurate or complete.

      We are not, and our Board of Directors and employees, the Exchange Agent and the Information Agent are not, making any recommendation to you as to whether you should tender or refrain from tendering your Preferred Shares. You must make the decision whether to tender your Preferred Shares and, if so, how many Preferred Shares to tender.


             The date of this Offer to Exchange is October 7, 2002.

                    IMPORTANT INFORMATION REGARDING THE OFFER

      We are not aware of any jurisdiction where making the Offer to Exchange is not in compliance with applicable law. If we become aware that the Offer to Exchange is not in compliance with any jurisdiction's valid applicable law, we will make a good faith effort to comply with such law. If with our good faith efforts, we cannot comply with such law, the Offer to Exchange will not be made to (nor will tenders be accepted from or on behalf of) the holders of Preferred Shares residing in such jurisdiction.

      You should rely only on the information incorporated by reference or provided in this Offer to Exchange. We have not authorized anyone to provide you with different information. You should not assume that the information in this Offer to Exchange or any supplement is accurate as of any date other than the date on the cover of this Offer to Exchange. By tendering your Preferred Shares, you represent that you are basing your decision solely on this Offer to Exchange and your own examination of our company and the terms of the proposed exchange, including the merits and risks involved.

      The contents of this Offer to Exchange should not be construed as legal, business or tax advice. You should consult your own attorney, business advisor and tax advisor as to such matters.

                      CAUTION AS TO UNAUTHORIZED STATEMENTS

      WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING PREFERRED SHARES UNDER THE OFFER TO EXCHANGE. WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER TO EXCHANGE OTHER THAN THOSE CONTAINED IN THIS OFFER TO EXCHANGE OR IN THE LETTER OF TRANSMITTAL. DO NOT RELY ON ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATIONS, IF GIVEN OR MADE, AS HAVING BEEN AUTHORIZED BY US.

                                TABLE OF CONTENTS
                                -----------------
                                                                          Page

Summary..................................................................... 1

Business Overview........................................................... 3

Financial Information....................................................... 4

Risk Factors................................................................ 6

Caution as to Forward-Looking Statements.................................... 8

Special Factors Relating to the Offer to Exchange............................9

Management..................................................................11

Reasons for the Offer to Exchange...........................................12

Use of Proceeds.............................................................12

The Offer to Exchange.......................................................12

Description of Our Preferred Stock..........................................21

Description of Our Common Stock.............................................22

Market for Common Stock and Preferred Stock.................................23

Material United States Federal Income Tax Consequences......................23

Certain Securities Laws Considerations......................................24

Interests of Directors and Officers.........................................25

Security Ownership of Certain Beneficial Owners and Management..............25

Agreements Involving Our Securities.........................................28

Certain Legal Matters; Regulatory Approvals.................................30

Fees and Expenses...........................................................30

Independent Auditors........................................................31

Incorporation of Certain Documents by Reference.............................31

Miscellaneous...............................................................31

Where You Can Find More Information.........................................33

                                     SUMMARY

      This general summary is solely for your convenience. You should read the entire Offer to Exchange and the related Letter of Transmittal before you decide whether to participate in the Offer to Exchange.


Overview of the Offer to Exchange      We will offer to all holders of our
                                       Preferred Shares the right to tender
                                       those shares in exchange for our Common
                                       Shares, at an exchange ratio of 1.39
                                       Common Shares for each Preferred Share
                                       tendered (the "Exchange Ratio").  For
                                       each of their Preferred Shares that is
                                       exchanged in this offer, our preferred
                                       holders will receive 0.351 Common Shares more than they are entitled to receive pursuant to the existing conversion rights of the Preferred Stock.

Expiration Date                        Monday, November 18, 2002, at 5:00 p.m.,
                                       New York City time, unless we extend the Offer to Exchange.

Preferred Shares to be Exchanged       Shares of our 8% Cumulative Convertible
                                       Exchangeable Preferred Stock, currently
                                       convertible at the option of the holder
                                       into 1.039 Common Shares.

Number of Shares to be Exchanged       All of our Preferred Shares outstanding,
                                       specifically being 20,807,242 shares, as of October 4, 2002.

                                       There is no minimum number of shares that must be tendered.

                                       Fractional shares will not be issued. In the event that a fractional Common Share becomes issuable upon consummation of the Offer to Exchange, the aggregate number of Common Shares issuable to the participant will be rounded upward or downward to the nearest whole share.

                                       36,300,093 Common Shares in the aggregate were outstanding as of October 4, 2002. Approximately 28.9 million additional Common Shares will be issued to the extent we are able to exchange all of the Preferred Shares for newly issued Common Shares.

Significant Conditions                 We are not obligated to exchange any of
                                       the Preferred Shares if the New York
                                       Stock Exchange closing price for our
                                       Common Stock on any trading day prior to the Expiration Date exceeds $11.55 per share.

Exchange Date                          We will exchange your Preferred Shares
                                       for Common Shares under the Offer to
                                       Exchange promptly after the Offer to
                                       Exchange expires.

Exchange Agent                         American Stock Transfer & Trust Company

Information Agent                      D.F. King & Co., Inc.

Withdrawal Rights                      You may withdraw tendered Preferred
                                       Shares at any time prior to the
                                       Expiration Date, or if we have not yet
                                       accepted your Preferred Shares for
                                       exchange, after the expiration of 40
                                       business days from the commencement of
                                       the Offer to Exchange (October 7, 2002).

Federal Income Tax Consequences        The Offer to Exchange will qualify as a
                                       reorganization for federal income tax
                                       purposes.  Accordingly, you will not
                                       recognize gain or loss on the receipt of Common Shares in exchange for the face amount of your Preferred Shares.
                                       However, to the extent that Common
                                       Shares are received for accrued but
                                       unpaid dividends on Preferred Shares,
                                       this portion will be treated as the
                                       payment of a dividend distribution, but
                                       only to the extent that the fair market
                                       value of the aggregate Common Shares
                                       received in the exchange exceeds the
                                       aggregate issue price of the Preferred
                                       Shares surrendered.

Reasons for the Offer to Exchange      We are making this Offer to Exchange
                                       because it will reduce or eliminate the
                                       fixed dividend burden imposed by the
                                       Preferred Shares and the eventual
                                       obligation to redeem the outstanding
                                       Preferred Shares, it is likely to be
                                       accretive to our earnings per Common
                                       Share, it will simplify our capital
                                       structure and will likely improve our
                                       Common Stock liquidity and thereby
                                       promote additional investor interest.

      For a complete description of the rights and preferences of the Preferred Shares and the Common Shares, see "Description of Our Preferred Stock," "Description of Our Common Stock" and "Certain Securities Laws Considerations."

                                BUSINESS OVERVIEW

      We are one of the world's most prominent character-based entertainment companies, with a proprietary library of over 4,700 characters. We operate in the licensing, comic book publishing and toy businesses in both domestic and international markets. Our library of characters includes Spider-Man, X-Men, Captain America, Fantastic Four and The Incredible Hulk and is one of the oldest and most recognizable collections of characters in the entertainment industry. Our characters have been developed through a long history of comic book plots and storylines that give each of them their own personality, context and depth. In addition, our characters exist in the "Marvel Universe," a fictitious universe that provides a unifying historical and contextual background for the characters and storylines. The "Marvel Universe" concept permits us to use some of our more popular characters to enhance the exposure of our lesser-known characters. Our business is divided into three integrated and complementary operating divisions: Marvel Licensing, Marvel Publishing and Toy Biz.

      o Marvel Licensing. Marvel Licensing licenses our characters for use in a wide variety of consumer products, including apparel, interactive games, electronics, stationery and back-to-school, seasonal gifts and novelties, footwear, collectibles and advertising. Marvel Licensing also receives fees from the sale of licenses to a variety of media, including television programs, feature films, destination-based entertainment and on-line media.

      o Marvel Publishing. Marvel Publishing's primary target market for its comic books has been teenagers and young adults in the 13 to 23 year-old age group. Established readership of Marvel Publishing's comic books also extends to readers in their mid-thirties. Marvel Publishing's comic book publications are distributed through three channels: (i) to comic book specialty stores on a non-returnable basis, (ii) to traditional retail outlets on a returnable basis and
            (iii) on a subscription sales basis.

      o Toy Biz. Toy Biz designs, develops, markets and distributes a limited line of toys to the worldwide marketplace. Our primary products are based upon Spider-Man: The Movie and the movie trilogy Lord of the Rings. Toy Biz also does the design, development, marketing and sales services for Toy Biz Worldwide, a unaffiliated company that has the worldwide license to produce action figures and accessories and certain other toys based upon all Marvel characters, other than Spider-Man: The Movie. The Spectra Star division of Toy Biz designs, produces and sells kites in both mass market stores and specialty hobby shops.

      For additional information about us, see "Financial Information" and the documents incorporated by reference.

                              FINANCIAL INFORMATION

Historical Financial Information

      The following summary historical financial information has been derived from, and should be read in conjunction with, the related consolidated financial statements and other financial information presented in the following reports, incorporated herein by reference:

      o our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002;

      o our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 15, 2002; and

      o our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 14, 2002.

      We also are incorporating by reference into this Offer to Exchange all of our filings made with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), from the date hereof until the Expiration Date.

      The information incorporated herein by reference is considered to be part of this Offer to Exchange and later information that we file with the SEC will automatically update and supersede this information.

                    Unaudited Pro Forma Financial Information
                      (in thousands, except per share data)

      The following unaudited pro forma information presents the effects of the Offer to Exchange assuming that 20,807,242 Preferred Shares, representing all of our Preferred Shares outstanding as of October 4, 2002, are exchanged for Common Shares at an exchange ratio of 1 Preferred Share for 1.39 Common Shares as if the exchange occurred at the beginning of the respective periods for the unaudited statement of operations data and unaudited other data, and as if the exchange occurred as of June 30, 2002 for the unaudited balance sheet data. The pro forma results do not include costs of this Offer to Exchange or a dividend charge that we will incur as a result of the Offer to Exchange of approximately $54 million, which relates to the difference, at an assumed price of $7.40 per share of Common Stock, between the value of the Common Stock exchanged in the Offer to Exchange if all of our Preferred Shares are exchanged and the value of the shares that were issuable under the conversion terms of the Preferred Stock.



                                       Six Months Ended               Year Ended
                                        June 30, 2002              December 31, 2001
                                        -------------              -----------------
                                     Actual     Pro Forma        Actual       Pro Forma
                                     ------     ---------        ------       ---------
                                     (in thousands, except per share and ratio amounts)
Statement of Operations Data:
Revenues                             $128,161     $128,161       $181,224      $181,224
Operating income                       29,758       29,758          1,618         1,618
Net income - (1)                        4,580        4,580          5,265         5,265
Preferred dividends                     8,136           --         16,034            --
Net (loss) income attributable to
   common stockholders                ($3,556)      $4,580       ($10,769)       $5,265
Other Data:
Ratio of earnings to combined fixed
   charges                               1.05         1.87           0.08          0.12

(Loss) income per share - basic        ($0.10)       $0.07         ($0.31)        $0.08
(Loss) income per share - diluted      ($0.09)       $0.07         ($0.31)        $0.08


                                    June 30, 2002
                                    -------------
                                 Actual    Pro Forma
                                 ------    ---------
                       (in thousands, except per share amounts)
Balance Sheet Data:
Stockholders'
equity                            $54,013      $258,311
Other Data:
Book value per common share         $1.49         $3.99

(1) Included in net income during the six-month period ended June 30, 2002 is a non-cash charge of approximately $4.6 million upon the adoption of SFAS 142 "Goodwill and Other Intangible Assets" recorded effective January 1, 2002, and in 2001 an extraordinary gain from early extinguishment of debt of approximately $32.7 million.

                                  RISK FACTORS

      You should read the following for a discussion of certain risks and other conditions relating to the Offer to Exchange, our business and operations and our structure.

      By participating in the Offer to Exchange, you will give up the special rights of a holder of preferred stock. The holders of Preferred Shares have various rights which are better than the rights of holders of Common Stock. Those rights include the right to receive dividends at the rate of 8% per year, the right to have the Preferred Shares redeemed in 2011 at $10.00 per share plus all accrued and unpaid dividends, the right to 1.039 votes per share on matters that are put before our stockholders for a vote, the right to vote as a separate class on mergers and certain other transactions, and the right to receive a preferential payment of $10.00 per share plus accrued and unpaid dividends if we merge or liquidate. You will lose these rights if your Preferred Shares are exchanged in the Offer to Exchange.

      By participating in the Offer to Exchange, you will not receive any accrued dividends on your Preferred Shares for the period since September 30, 2002. Dividends on the Preferred Shares accrue at the rate of 8% per year. If you exchange your Preferred Shares in the Offer to Exchange, you will forfeit the dividend which has accrued on your Preferred Shares since September 30, 2002, the last record date for dividends on the Preferred Shares.

      By participating in the Offer to Exchange, you will give up the seniority that you have over holders of Common Stock. Holders of Preferred Shares are entitled to receive dividends and other distributions before holders of Common Stock are entitled to receive them, including any distributions that might be made in bankruptcy. If you exchange your Preferred Shares in the Offer to Exchange, you will no longer have that seniority over holders of Common Stock.

      After the Offer to Exchange, there may be a limited trading market for the Preferred Shares. The Preferred Shares do not now trade on any exchange and to the extent that Preferred Shares are tendered and accepted for exchange pursuant to the Offer to Exchange, the trading volume of the Preferred Shares that remain outstanding could be more limited than before. The extent of the market for the Preferred Shares and the availability of market quotations will depend upon the number of holders of the Preferred Shares remaining at such time, the interest in maintaining a market in the Preferred Shares on the part of securities firms and other factors. As a result, there can be no assurance that there will be any trading market for the Preferred Shares after consummation of the Offer to Exchange. Reduced trading volume also may make the trading price of Preferred Shares that are not exchanged in the Offer to Exchange more volatile. In addition, after the Offer to Exchange, we may determine that it is no longer in our interest to maintain the registration of the remaining Preferred Shares under the Exchange Act. If the Preferred Shares cease to be registered under the Exchange Act, holders of Preferred Shares may lose certain protections that are provided to them by that act.

      We may under certain conditions forcibly convert or redeem your Preferred Shares. We have the right to convert each of the Preferred Shares into 1.039 Common Shares, in tranches of up to 5,000,000 shares per occasion, if the closing price per Common Share exceeds $11.55 per share for ten consecutive trading days. If the closing price per Common Share permits it, we may forcibly convert Preferred Shares in this manner, and your shares may be converted at an exchange ratio, 1.039, that is lower than what you would have received had you participated in the Offer to Exchange. In addition, we may continue to pay dividends on Preferred Shares until October 1, 2011 (the date on which we are required to redeem the Preferred Shares), but we have the right to redeem all, but not less than all, the Preferred Shares at a price per share of $10 plus accrued dividends at any time prior to that date. We are currently restricted from redeeming any of our equity under the terms of the agreements governing our indebtedness, but if we were to repay our indebtedness or obtain a waiver of the provisions that restrict these kinds of redemptions, we may redeem all of the Preferred Shares prior to October 1, 2011. If you decide not to participate in the Offer to Exchange on the basis that dividends will continue to be paid on the Preferred Shares, and we forcibly convert your Preferred Shares or redeem your Preferred Shares, you will lose the right to receive dividends on your Preferred Shares sooner than you anticipate.

      If you do not participate in the Offer to Exchange, your ownership percentage and voting power may be diluted. Consummation of the Offer to Exchange will result in holders of Preferred Shares acquiring a higher percentage of our ownership and voting power than they possessed prior to the Offer to Exchange, resulting in the dilution of the ownership and voting power of common stockholders and preferred stockholders who do not participate.

      We may not be able to successfully implement our business strategy. A decrease in the level of media exposure or popularity of our characters may result in declining revenues from products based on those characters. If movies or television programs based upon Marvel characters that are scheduled to be released are not successful, or the timing of releases and the decisions to proceed with feature films and television series based upon Marvel characters are delayed or canceled, our ability to obtain new licenses for motion pictures or television shows may be substantially diminished.

      Our success depends on future consumer acceptance. Our new and existing toy products are subject to changing consumer preferences. Most of our toy products can be successfully marketed for only a limited period. In particular, toys based on feature films are in general successfully marketed for only a year or two following the film's release. Existing product lines might not retain their current popularity or new products developed by us might not meet with the same success as our current products. We might not accurately anticipate future trends or be able to successfully develop, produce and market products to take advantage of market opportunities presented by those trends. Part of our strategy is to make toys based on the anticipated success of feature film releases and TV show broadcasts. If these releases and broadcasts are not successful, we may not be able to sell these toys profitably, if at all.

      We are dependent on the continued financial stability of our major licensees. We are dependent upon the royalties we receive as a result of our licensing efforts. If one or more of our major licensees were to become bankrupt or insolvent, we might not receive all, or even any, of the license royalties owed to us. In addition, the financial instability of a licensee may reduce its promotional efforts, resulting in reduced sales of licensed products and reduced royalty revenue for us. The loss of royalty revenue could have a material adverse effect on our business.

      We rely on our major customers. The retail toy business is highly concentrated. The 5 largest customers for our toy products accounted in the aggregate for approximately 56% of our total toy sales in 2001. An adverse change in, or termination of, our relationship with one or more of our major customers could have a material adverse effect on us. Each of our five top toy customers also uses, to some extent, inventory management systems which shift a portion of their inventory risk onto us. Our production of excess products to meet anticipated retailer demand could result in markdowns and increased inventory carrying costs for us on even our most popular items. If we fail to anticipate a high demand for our products, however, we face the risk that we may be unable to provide adequate supplies of popular toys to retailers in a timely fashion, particularly during the Christmas season, and may consequently lose sales.

      We may not be successful in defending our intellectual property. We believe that our library of proprietary characters as well as our "Marvel" trade name represent our most valuable assets. Our commercial success depends partly upon our ability to maintain our intellectual property rights in the United States and in approximately 55 foreign countries. Increased competition could result from the piracy of our trademarks which would adversely affect our business. Litigation may be necessary to enforce our trademarks and trade names. The defense or prosecution of intellectual property proceedings is costly and may cause a diversion of our management resources.

      We compete against larger, stronger entities. The industries in which we compete are highly competitive. Marvel Licensing competes with a diverse range of entities that own intellectual property rights in characters, Marvel Publishing competes with over 500 publishers in the United States and Toy Biz competes with many larger toy companies in the design and development of new toys, the procurement of licenses and for adequate retail shelf space for its products. Many of these competitors have greater financial and other resources than us. We cannot assure you that we will be able to compete successfully in these markets.

      We may need additional financing but be unable to obtain it. The terms of our indebtedness require us to comply with various financial and other covenants. We may not be able to comply with these covenants and be required to repay the entire facility before the scheduled date. If we are unable to obtain the funds we need to repay the existing facility, it could significantly harm us.

      Our toy business is seasonal. Our annual operating performance depends, in large part, on our sales of toys during the relatively brief Christmas selling season. Unlike many industries, the toy industry tends to be seasonal. We expect that our toy business will continue to experience a significant seasonal pattern for the foreseeable future. This seasonal pattern requires accurate forecasting of demand for our products during the Christmas selling season.

      There are various operational and financial risks associated with our manufacturing. A large number of our toy products are manufactured in China, which subjects us to risks of currency exchange fluctuations, transportation delays and interruptions, and political and economic disruptions. Our ability to obtain products from our Chinese manufacturers is dependent upon the United States' trade relationship with China. The imposition of trade sanctions on China could result in significant supply disruptions or higher merchandise costs to us. We might not be able to find alternate sources of manufacturing outside China on acceptable terms even if we want or need to. Our inability to find those alternate sources could have a material adverse effect on us.

      Management and significant stockholders can exercise influence over us, and may increase their stock ownership if they participate in the Offer to Exchange. A majority of the voting power of our stock is held by a small number of stockholders who can determine the outcome of most stockholder votes. Examples of stockholder votes include those for the election of directors, changes in our Certificate of Incorporation and Bylaws and approving certain mergers or other similar transactions, such as a sale of all or substantially all of our assets.

                    CAUTION AS TO FORWARD-LOOKING STATEMENTS

      Except for historical information, matters discussed in this Offer to Exchange or statements incorporated by reference contain "forward-looking" information, as that term is used in Section 27A of the Securities Act of 1933, as amended ("Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act"). Forward-looking statements may relate to, among other things, future performance generally, business development activities, future capital expenditures, financing sources and availability and the effects of regulation and competition.

      When we use the words "believe," "intend," "expect," "may," "will," "should," "anticipate" or their negatives or other similar expressions, the statements that include those words are usually forward-looking statements. When we describe strategy that involves risks or uncertainties, we are making forward-looking statements.

      We warn you that forward-looking statements are only predictions. Actual events or results may differ as a result of risks that we face, including those set forth in the section of this Offer to Exchange called "Risk Factors." Those are representative of factors that could affect the outcome of the forward-looking statements.

                SPECIAL FACTORS RELATING TO THE OFFER TO EXCHANGE

      In addition to the other information set forth herein, holders of Preferred Shares should carefully consider the following:

Special Committee of the Board of Directors

      Our Board of Directors established a special committee of independent directors (the "Special Committee") whose purpose was to determine the advisability of an exchange offer, including evaluating its fairness and structuring its terms.

      Members of the Special Committee discussed the possibility of the Offer to Exchange with Isaac Perlmutter, Morgan Stanley & Co. Incorporated ("Morgan Stanley") and Whippoorwill Associates, Incorporated ("Whippoorwill") to ascertain their interest in participating in an exchange offer of Common Stock for Preferred Stock. Mr. Perlmutter is one of our directors and executive officers, as well as the holder of 28.0% of our total outstanding Preferred Shares and, when combined with his Common Stock holdings, 27.7% of our voting shares overall. Morgan Stanley owns 16.6% of the Preferred Shares outstanding and 8.7% of our total voting power. Whippoorwill owns 9.9% of the Preferred Shares outstanding and 3.7% of our total voting power. Mr. Perlmutter, Morgan Stanley and Whippoorwill were parties to a Stockholders' Agreement which was terminated on October 4, 2002 but pursuant to which a majority of the members of our Board of Directors, including Mr. Perlmutter and Shelley Greenhaus, were designated. Mr. Greenhaus is the President and Managing Director of Whippoorwill. See "Security Ownership of Certain Beneficial Owners and Management".

      The Special Committee also retained Thomas Weisel Partners LLC ("Thomas Weisel Partners") to provide it with certain financial advisory services in connection with the Offer to Exchange and render a fairness opinion with respect thereto. Thomas Weisel Partners is a nationally recognized merchant bank providing investment banking, institutional brokerage, private client services, private equity and asset management primarily focused on the growth sectors of the economy. Thomas Weisel Partners did not participate in any negotiations with Mr. Perlmutter, Morgan Stanley, Whippoorwill or any other holder of Preferred Stock or their representatives. In addition, Thomas Weisel Partners will not solicit any acceptance of the Offer to Exchange.

      On October 4, 2002, Thomas Weisel Partners rendered an opinion (the "Fairness Opinion") to the Special Committee that, as of the date of the Fairness Opinion and based upon and subject to the various assumptions and considerations set forth therein, the exchange ratio to be offered to the holders of our Preferred Stock pursuant to the Offer to Exchange is fair, from a financial point of view, to the holders of our Common Stock, other than the holders of our Common Stock who also hold our Preferred Stock.

      The Fairness Opinion is directed to the Special Committee in its consideration of the Offer to Exchange and is not a recommendation to any of our stockholders as to how such stockholder should act with respect to the Offer to Exchange. Further, the Fairness Opinion addresses only the financial fairness of the Exchange Ratio to the holders of our Common Stock, other than the holders of our Common Stock who also hold our Preferred Stock, and does not address the relative merits of the Offer to Exchange and any alternatives to the Offer to Exchange, our underlying decision to proceed with or effect the Offer to Exchange, or any other aspect of the Offer to Exchange.

      In connection with rendering the Fairness Opinion, Thomas Weisel Partners, among other things: reviewed certain financial and other data with respect to us; compared us from a financial point of view with certain other companies in the entertainment industry which Thomas Weisel Partners deemed to be relevant; considered the financial terms, to the extent publicly available, of selected issuer equity exchange offers that Thomas Weisel Partners deemed to be comparable, in whole or in part, to the Offer to Exchange; reviewed and discussed with representatives of our management certain information of a business and financial nature regarding us; made inquiries regarding and discussed the Offer to Exchange and other matters related thereto with our counsel; and performed such other analyses and examinations as Thomas Weisel Partners deemed appropriate.

      In connection with its review, Thomas Weisel Partners did not assume any obligation independently to verify the foregoing information and relied on its being accurate and complete in all material respects. With respect to the financial forecasts for Marvel provided to Thomas Weisel Partners by our management, upon management's advice and with the Special Committee's consent, Thomas Weisel Partners assumed for purposes of its opinion that the forecasts had been reasonably prepared on a basis reflecting management's best available estimates and judgments at the time of preparation as to the future financial performance of Marvel and that such forecasts provided a reasonable basis upon which Thomas Weisel Partners could form its opinion. Thomas Weisel Partners also assumed that there had been no material changes in our assets, financial condition, results of operations, business or prospects since the respective dates of our last financial statements made available to Thomas Weisel Partners. Thomas Weisel Partners assumed that the Offer to Exchange will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act, the Exchange Act and all other applicable federal and state statutes, rules and regulations. In addition, Thomas Weisel Partners did not assume responsibility for making an independent evaluation, appraisal or physical inspection of any of our assets or liabilities (contingent or otherwise), nor was Thomas Weisel Partners furnished with any such appraisals. Finally, Thomas Weisel Partners' opinion was based on economic, monetary and market and other conditions as in effect on, and the information made available to Thomas Weisel Partners as of, the date of the Fairness Opinion. Accordingly, although subsequent developments may affect the Fairness Opinion, Thomas Weisel Partners did not assume any obligation to update, revise or reaffirm the Fairness Opinion.

      Thomas Weisel Partners further assumed with the Special Committee's consent that the Offer to Exchange will be consummated in accordance with the terms described in a draft of this Offer to Exchange, dated October 3, 2002, without waiver by us of any of the conditions to our obligations thereunder.

      Thomas Weisel Partners did not express an opinion regarding the price at which our Common Stock or Preferred Stock may trade at any future time. In addition, Thomas Weisel Partners noted that the number of shares of Common Stock to be issued by us to the holders of our Preferred Stock in the Offer to Exchange is based upon a fixed exchange ratio and, accordingly, the market value of the Common Stock to be issued by us may vary significantly.

      In structuring the terms of the Offer to Exchange, the Special Committee considered the rights and preferences of the Preferred Shares, including: the dividend rate; the relative preferences and other terms of the Common Shares; the fact that acceptance of the Offer to Exchange is not mandatory; recent market prices for our Common Stock and Preferred Stock; the assumed pro forma effect of the Offer to Exchange on our consolidated capitalization; the United States federal income tax consequences of the Offer to Exchange on us and on the holders of our Preferred Stock; its discussions with significant holders of Preferred Stock; and the Fairness Opinion of Thomas Weisel Partners.

      For the following reasons the Special Committee approved the Offer to Exchange after determining that the Offer to Exchange is in our best interest and the interests of our stockholders: it will reduce or eliminate the fixed dividend burden imposed by the Preferred Shares and the eventual obligation to redeem the outstanding Preferred Shares; it is likely to be accretive to the common stockholders; it will simplify our capital structure and is likely to increase the liquidity of, and investor interest in, the Common Stock; it is fair to holders of our Common Stock from a financial point of view; and it is favorable to the holders of Preferred Stock, who will receive liquid Common Shares at a premium over the rate at which they could convert their Preferred Shares.

Determining Whether or Not to Tender

      The Special Committee is not making any recommendation to holders of Preferred Shares with respect to the Offer to Exchange and has not authorized any person to make any such recommendations.

      The decision to tender Preferred Shares pursuant to the Offer to Exchange should be made by holders of Preferred Shares after considering the value of the Preferred Shares they are tendering, the value of the Common Shares they are ultimately receiving, individual investment objectives and other factors affecting such holders individually, including any federal, state, local or foreign tax consequences of tendering Preferred Stock. Holders of Preferred Stock should consider the current market price of the Common Shares as well as their view of the future market price of the Common Shares. Holders of Preferred Stock are urged to evaluate carefully all information contained in this Offer to Exchange and to consult their own financial and tax advisors to make their own decisions concerning whether to tender Preferred Shares in the Offer to Exchange. See "Risk Factors," "Description of Our Preferred Stock," "Description of Our Common Stock," "Market for Common Stock and Preferred Stock" and "Material United States Federal Income Tax Consequences."

                                   MANAGEMENT

Directors and Executive Officers

      The following table sets forth information about our directors and executive officers as of the date of this Offer to Exchange:

Directors

Avi Arad Director, and Chief Creative Officer of the Company, and President and Chief Executive Officer of our Marvel Studios Division

Peter Cuneo               Director, and President and Chief Executive Officer

Sid Ganis                 Director

Shelley Greenhaus         Director

James F. Halpin           Director

Morton E. Handel          Director (Chairman of the Board of Directors)

Lawrence Mittman          Director

Isaac Perlmutter          Director, and Vice Chairman

Executive Officers

Allen S. Lipson           Chief Executive Officer - designate
                          Executive Vice President, Business and Legal Affairs and Secretary

Alan Fine                 President and Chief Executive Officer of our Toy Biz
                          Division

William Jemas, Jr.        President of Publishing, New Media and Consumer
                          Products

Richard E. Ungar          President of Marvel Characters Group

Kenneth P. West           Executive Vice President and Chief Financial Officer


                        REASONS FOR THE OFFER TO EXCHANGE

      We are making the Offer to Exchange at this time because our Preferred Shares bear dividends at a rate of 8% per annum which we are prohibited from paying in cash by the agreements governing our indebtedness, and which would be a significant cash drain even if they could be paid in cash. As a result, we have historically paid the dividends in additional Preferred Shares and intend to do so for the foreseeable future. This dividend requirement reduces the earnings attributable to our Common Stock, thereby reducing our earnings per share of Common Stock. Even though the Exchange Ratio is greater than the ratio at which the Preferred Shares presently can be converted in Common Shares, the Offer to Exchange will reduce or eliminate the required dividend payments on the Preferred Shares exchanged, and thereby reduce or eliminate the impact on earnings per share associated with those dividends. In addition, since we are required to redeem all Preferred Shares still outstanding on October 1, 2011 in cash, completing the Offer to Exchange will reduce or eliminate the burden that this cash redemption would impose upon us. Finally, we seek to simplify our capital structure and improve the liquidity of our Common Stock and thereby enhance its attractiveness to investors.

                                 USE OF PROCEEDS

      We will not receive any cash proceeds from this Offer to Exchange. Preferred Shares surrendered in exchange for Common Shares will be retired and returned to the pool of authorized but unissued Preferred Shares.

                              THE OFFER TO EXCHANGE

      This Offer to Exchange and the related Letter of Transmittal are being mailed to record holders of Preferred Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on our stockholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Preferred Shares.

Number of Shares

      Upon the terms and subject to the conditions of this Offer to Exchange, we will exchange all of the Preferred Shares outstanding, or such lesser number of Preferred Shares as are validly tendered and not withdrawn prior to the Expiration Date, for Common Shares at an exchange ratio of 1.39 (0.351 per share more than the preferred holders are entitled to pursuant to the conversion rights of the Preferred Stock). Provided that all of the outstanding Preferred Stock is exchanged for Common Stock, an additional 28.9 million shares of Common Stock will be issued in the Offer to Exchange.

      We will not issue fractional shares. In the event that a fractional Common Share becomes issuable upon consummation of the Offer to Exchange, the aggregate number of Common Shares issuable to the participant will be rounded upward or downward to the nearest whole share.

Expiration Date

      The term "Expiration Date" means 5:00 p.m., New York City time, on Monday, November 18, 2002, unless and until we, in our sole discretion, extend the period of time during which the Offer to Exchange will remain open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer to Exchange shall expire. See "- Extension of the Tender Period; Termination; Amendment," below.

Procedures for Tendering Preferred Shares

      A holder who wishes to tender Preferred Shares for exchange pursuant to the Offer to Exchange must transmit a properly completed and duly executed
Letter of Transmittal, or a facsimile thereof, together with any required signature guarantees, or, in the case of a book-entry transfer, agent's message, and any other required documents, to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date. In addition, either:

      o certificates for such Preferred Shares must be received by the Exchange Agent prior to the Expiration Date, along with the Letter of Transmittal;

      o a timely confirmation of a book-entry transfer of Preferred Shares into the Exchange Agent's account at The Depository Trust Company ("DTC" or the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date; or

      o the holder must comply with the guaranteed delivery procedures described below.

      To be tendered effectively, Preferred Shares, or the book-entry confirmation, as the case may be, the Letter of Transmittal and other required documents must be received by the Exchange Agent at the address set forth on the last printed page of this Offer to Exchange prior to 5:00 p.m., New York City time, on the Expiration Date.

      Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Exchange Agent.

      DTC has authorized DTC participants that hold Preferred Shares on behalf of beneficial owners of Preferred Shares through DTC to tender their Preferred Shares as if they were holders. To effect a tender of Preferred Shares, DTC participants should either: (1) complete and sign the Letter of Transmittal (or a manually signed facsimile thereof), have the signature thereon guaranteed if required by the instructions to the Letter of Transmittal and mail or deliver the Letter of Transmittal (or the manually signed facsimile) to the Exchange Agent; or (2) transmit their acceptance to DTC through the DTC Automated Tender Offer Program for which the transaction will be eligible and follow the procedures for book-entry transfer set forth in "-Book-Entry Transfer."

      The tender by a stockholder will constitute an agreement between that stockholder and us in accordance with the terms and subject to the conditions contained in this Offer to Exchange and in the Letter of Transmittal.

      The method of delivery of Preferred Shares, agent's message and all other required documents is at your election. If you deliver your Preferred Shares by mail, we recommend registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. Please send all certificates representing Preferred Shares, Letters of Transmittal and agent's messages to the Exchange Agent for the Offer to Exchange, at the address set forth on the last printed page of this Offer to Exchange. Please do not send these materials to us.

      Any beneficial owner whose Preferred Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and who wishes to tender, should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner's behalf. If the beneficial owner wishes to tender on his own behalf, the owner must, prior to completing and executing the Letter of Transmittal and delivering the beneficial owner's Preferred Shares, either make appropriate arrangements to register ownership of the Preferred Shares in that owner's name or obtain a properly completed stock power from the registered holder. The transfer of registered ownership may take considerable time.

      If the Letter of Transmittal is signed by a person other than the registered holder of any Preferred Shares listed therein, these Preferred Shares must be endorsed or accompanied by a properly completed stock power and signed by the registered holder as the registered holder's name appears on the Preferred Share certificates.

      If the Letter of Transmittal or Preferred Shares or stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing, unless waived by us. Evidence satisfactory to us of their authority so to act must be submitted with the Letter of Transmittal.

      Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution unless the Preferred Shares tendered pursuant thereto are tendered:

      o by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal, or

      o     for the account of an Eligible Institution.

      In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-5 under the Exchange Act (an "Eligible Institution").

      We will determine all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered Preferred Shares in our sole discretion, which determination shall be final and binding. We reserve the absolute right to reject any and all Preferred Shares not properly tendered or any Preferred Shares, our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular Preferred Shares. Our interpretation of the terms and conditions of the Offer to Exchange, including the instructions in the Letter of Transmittal, shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with the tender of Preferred Shares must be cured within the time as we shall determine. Neither we, the Exchange Agent nor any other person shall incur any liability for failure to give notice of any defect or irregularity with respect to any tender of Preferred Shares. Tenders of Preferred Shares will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Preferred Shares received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will not be deemed to have been properly tendered. Any Preferred Shares received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering stockholder, unless otherwise provided in the Letter of Transmittal, promptly following the Expiration Date.

Conditions

      Notwithstanding any other provision of this Offer to Exchange, we shall not be required to accept for exchange any Preferred Shares tendered, and may terminate or amend the Offer to Exchange or may postpone the acceptance for exchange of any Preferred Shares tendered, if at any time on or before the expiration of the Offer to Exchange, any of the following events shall have occurred which, in our reasonable judgment, makes it inadvisable to proceed with the Offer to Exchange or with such exchange:

      o the New York Stock Exchange closing price for the Common Stock on any trading day prior to the Expiration Date exceeds $11.55 per share;

      o any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Offer to Exchange, or any material adverse development has occurred in any existing action or proceeding with respect to us or any of our subsidiaries, which, in our reasonable judgment, might materially impair our ability to proceed with the Offer to Exchange;

      o any change or any development involving a prospective change in our business or our financial affairs or in that of any of our subsidiaries has occurred which, in our reasonable judgment, makes it impracticable or inadvisable to proceed with the Offer to Exchange;

      o any law, statute, rule or regulation is proposed, adopted or enacted, which, in our reasonable judgment, might materially impair our ability to proceed with the Offer to Exchange;

      o there shall have occurred: (1) the declaration of any banking moratorium or suspension of payments with respect to banks in the United States; (2) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market; (3) the commencement of a war, armed hostilities or any other national or international crisis directly or indirectly involving the United States; (4) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which might affect, the extension of credit by banks or other lending institutions in the United States; (5) any significant decrease in the market value of the Preferred Stock or Common Stock or in the general level of market prices of equity securities in the United States or abroad; (6) any material change in the general political, market, economic or financial conditions in the United
            States or abroad; or (7) in the case of any of the foregoing existing at the time of the commencement of the Offer to Exchange, a material acceleration or worsening thereof; and, as a result of any such occurrence, we in our reasonable judgment have determined that it is inadvisable to proceed with the Offer to Exchange; or

      o     any governmental approval has not been obtained,  which approval we,
            in  our   reasonable   judgment,   shall  deem   necessary  for  the
            consummation of the Offer to Exchange as contemplated hereby.

      The foregoing conditions may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part. With the exception of those dependant on the receipt of necessary governmental approvals, all of the foregoing conditions must be satisfied or waived on or before the Expiration Date. Our failure at any time to exercise our right to terminate, amend or postpone the Offer to Exchange shall not be deemed a waiver of that right, but shall be deemed an ongoing right that may be asserted at any time on or before the expiration of the Offer to Exchange. Any determination by us concerning the foregoing conditions shall be final and binding on all parties.

      If we determine in our reasonable discretion that any of the conditions are not satisfied, we may:

      o refuse to accept the Preferred Shares and return all tendered shares to the tendering holders;

      o extend the Offer to Exchange and retain all Preferred Shares tendered prior to the expiration of the Offer to Exchange, subject, however, to the rights of holders to withdraw their tendered shares (see "-Withdrawal of Tenders"); or

      o waive the unsatisfied conditions with respect to the Offer to Exchange and accept all properly tendered Preferred Shares that have not been withdrawn. If such a waiver constitutes a material change to the Offer to Exchange, we will promptly disclose this waiver by means of an Offer to Exchange supplement that will be distributed to the record holders of Preferred Shares. We will also extend the Offer to Exchange for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the record holders, if the Offer to Exchange would otherwise expire during such five to ten business day period.

Acceptance of Preferred Shares for Exchange; Delivery of Common Shares

      For purposes of the Offer to Exchange, we shall be deemed to have accepted properly tendered Preferred Shares for exchange when, as and if we have given oral or written notice thereof to the Exchange Agent.

      In all cases, the issuance of Common Shares for Preferred Shares that are accepted for exchange pursuant to the Offer to Exchange will be made only after timely receipt by the Exchange Agent of certificates for the Preferred Shares or a timely book-entry confirmation of these Preferred Shares into the Exchange
Agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal or agent's message and all other required documents. If any tendered Preferred Shares are not accepted for any reason set forth in the terms and conditions of the Offer to Exchange, or if Preferred Shares are submitted for a greater principal amount than the stockholder desires to exchange, these unaccepted or non-exchanged Preferred Shares will be returned without expense to the tendering stockholder of these Preferred Shares (or, in the cases of Preferred Shares tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility, pursuant to the book-entry transfer procedures described below). These non-exchanged Preferred Shares will be credited to an account maintained with such Book-Entry Transfer Facility promptly after the Expiration Date.

Book-Entry Transfer

      The Exchange Agent will establish a new account or utilize an existing account with respect to the Preferred Shares at DTC promptly after the date of this Offer to Exchange. Any financial institution that is a participant in DTC and whose name appears on a security position listing as the owner of Preferred Shares may make a book-entry tender of Preferred Shares by causing DTC to transfer such Preferred Shares into the Exchange Agent's account in accordance with DTC's procedures for such transfer. However, although the tender of Preferred Shares may be effected through book-entry transfer into the Exchange Agent's account at DTC, the Letter of Transmittal, or a manually signed facsimile thereof, properly completed and validly executed, with any required signature guarantees, or an agent's message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Exchange Agent at its address set forth on the last printed page of this Offer to Exchange on or prior to the Expiration Date, or the guaranteed delivery procedures described below must be complied with in a timely manner. The confirmation of a book-entry transfer of Preferred Shares into the Exchange Agent's account at DTC as described above is referred to herein as a "Book-Entry Confirmation." Delivery of documents to DTC does not constitute delivery to the Exchange Agent.

      The term "agent's message" means a message transmitted by DTC to, and received by, the Exchange Agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the Preferred Shares stating:

      o the aggregate principal amount of Preferred Shares that have been tendered by the participant;

      o that this participant has received and agrees to be bound by the term of the Letter of Transmittal; and

      o     that we may enforce such agreement against the participant.

Guaranteed Delivery Procedures

      Stockholders who wish to tender their Preferred Shares and whose Preferred Shares are not immediately available; who cannot deliver their Preferred Shares, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date; or who cannot complete the procedure for book-entry transfer on a timely basis, may effect a tender if:

      o     the tender is made through an Eligible Institution;

      o prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, setting forth the name and address of the stockholder, the certificate number(s) of the Preferred Shares and the principal amount of Preferred Shares tendered, stating that the tender is being made thereby and guaranteeing that, within 3 New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or facsimile thereof) or, in the case of a book-entry transfer, an agent's message, together with the certificate(s) representing the Preferred Shares, or a book-entry confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

      o such properly completed and executed Letter of Transmittal (or facsimile thereof) or, in the case of a book-entry transfer, an agent's message, as well as the certificate(s) representing all tendered Preferred Shares in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and all other documents required by the Letter of Transmittal are received by the Exchange Agent within three New York Stock Exchange trading days after the Expiration Date.

Lost or Missing Certificate

      If you desire to tender Preferred Shares pursuant to this Offer to Exchange, but the certificates representing such Preferred Shares have been mutilated, lost, stolen or destroyed, you should write to or telephone the Exchange Agent at the addresses or telephone numbers listed on the last printed page of this Offer to Exchange, about procedures for obtaining replacement certificates for such Preferred Shares, arranging for indemnification or about any other matter that requires handling by the Exchange Agent.

Withdrawal of Tenders

      Except as otherwise provided herein, tenders of Preferred Shares may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

      To withdraw a tender of Preferred Shares in the Offer to Exchange, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date.

      You also have the right to withdraw your tendered Preferred Shares at any time after the expiration of 40 business days from the commencement of the Offer to Exchange, which is December 5, 2002, if we have not yet accepted your Preferred Shares for exchange at that time.

      Any notice of withdrawal must:

      o specify the name of the person having deposited the Preferred Shares to be withdrawn (the "Depositor");

      o identify the Preferred Shares to be withdrawn (including the certificate numbers and principal amounts of such Preferred Shares);

      o be signed by the stockholder in the same manner as the original signature on the Letter of Transmittal by which such Preferred Shares were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the trustee with respect to the Preferred Shares register the transfer of these Preferred Shares into the name of the person withdrawing the tender; and

      o specify the name in which any of the Preferred Shares are to be registered, if different from that of the Depositor.

      If certificates representing Preferred Shares have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of such certificates, the withdrawing stockholder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution unless the stockholder is an Eligible Institution. If Preferred Shares have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Preferred Shares and otherwise comply with the procedures of the Book-Entry Transfer Facility. We will determine in our sole discretion all questions as to the validity, form and eligibility (including time of receipt) of those notices, which determination shall be final and binding on all parties. Any Preferred Shares so withdrawn will be deemed not to have been validly tendered for purposes of the Offer to Exchange and no Common Stock will be issued with respect thereto unless the Preferred Shares so withdrawn are validly retendered. Properly withdrawn Preferred Shares may be retendered by following one of the procedures described above.

      Any Preferred Shares that have been tendered but that are not accepted for exchange due to withdrawal, rejection of tender or termination of the Offer to Exchange will be returned promptly after withdrawal, rejection of tender or termination of the Offer to Exchange to the stockholder of the Preferred Shares, without cost to the stockholder. In the case of Preferred Shares tendered by book-entry transfer into the Exchange Agent's account at the book-entry transfer facility pursuant to the book-entry transfer procedures described above, the Preferred Shares will be credited to an account maintained with such book-entry transfer facility for the Preferred Shares.

Exchange Agent; Information Agent

      We have appointed American Stock Transfer & Trust Company as the Exchange Agent for the Offer to Exchange. All completed Letters of Transmittal and agent's messages should be directed to the Exchange Agent at the address set forth on the last printed page of this Offer to Exchange.

      Delivery of a Letter of Transmittal or agent's message to an address other than the address listed herein or transmission of instructions by facsimile other than as set forth herein is not valid delivery of the Letter of Transmittal or agent's message.

      We have appointed D.F. King & Co., Inc. as the Information Agent for the Offer to Exchange. All questions regarding the procedures for tendering in the Offer to Exchange and requests for assistance in tendering your Preferred Shares can be directed to the Exchange Agent or the Information Agent at one of the telephone numbers or the address on the last printed page of this Offer to Exchange.

      Requests for additional copies of this Offer to Exchange, the Letter of Transmittal or other exchange offer materials, our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, our 2001 Annual Report on Form 10-K and our 2000 Annual Report on Form 10-K, or any of the other documents incorporated by reference herein, may be directed either to the Exchange Agent or to the Information Agent at one of the telephone numbers and addresses listed on the last printed page of this Offer to Exchange.

      All deliveries, correspondence and questions sent or presented to the Exchange Agent or the Information Agent relating to the Offer to Exchange should be directed to one of the addresses or telephone numbers set forth on the last printed page of this Offer to Exchange.

      The Information Agent may request brokers, dealers, commercial banks, trust companies and other nominees to forward this Offer to Exchange and related materials to beneficial owners of Preferred Stock, and holders may contact such parties for assistance concerning the Offer to Exchange.

Extension of the Tender Period; Termination; Amendment

      We expressly reserve the absolute right, in our sole discretion:

      o to delay accepting any Preferred Shares, to extend the Offer to Exchange or, if in our reasonable judgment, any of the conditions described above under the caption "-Conditions" are not satisfied, to terminate the Offer to Exchange or waive any condition set forth in the Offer to Exchange, by giving oral or written notice of this delay, extension, termination or waiver to the Exchange Agent;

      o to amend the terms of the Offer to Exchange in any manner, any such amendment to be followed promptly by a public announcement thereof; and

      o to terminate the Offer to Exchange and not accept for exchange Preferred Shares tendered pursuant thereto.

      Our reservation of the right to delay the exchange of Preferred Shares is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the Preferred Shares tendered promptly after termination or withdrawal of the Offer to Exchange.

      Any waiver, amendment or modification will apply to all Preferred Shares tendered, regardless of when or in what order such Preferred Shares were tendered. Any extension or termination of the Offer to Exchange or any amendment or modification of the terms set forth in the Offer to Exchange, will be followed promptly by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, unless otherwise required by applicable law or regulation.

      If we materially change the terms of the Offer to Exchange or the information concerning the Offer to Exchange, we will extend the Offer to Exchange to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) promulgated under the Exchange Act. These rules provide certain minimum periods during which an offer must remain open following material changes in the terms of the Offer to Exchange or information concerning the Offer to Exchange. We will promptly disclose such amendment by means of an Offer to Exchange supplement that will be distributed to record holders of Preferred Shares, and extend the Offer to Exchange for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if the Offer to Exchange would otherwise expire during such five to ten business day period.

      Without limiting the manner in which we may choose to make a public announcement of any delay, extension, termination or amendment of the Offer to Exchange, except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to Business Wire, for further dissemination to leading financial and general news organizations, including Associated Press, Dow Jones and Reuters.

Accounting Treatment

      The exchange of Common Stock for Preferred Stock will be treated as an induced conversion for accounting purposes under U.S. GAAP. An "induced conversion" is considered to occur when the conversion privileges, pursuant to the original terms of the instrument, are changed or additional consideration is offered to security holders for the purpose of inducing prompt conversion of the security. As a result of the "induced conversion," a dividend charge will be incurred representing the difference between the value of the Common Stock issued in the Offer to Exchange, and the value of the shares that were issuable under the original conversion terms of the Preferred Stock.

Regulatory Approvals

      We do not believe that the receipt of any material federal or state regulatory approvals will be necessary in connection with the Offer to Exchange.

Other

      Participation in the Offer to Exchange is voluntary and holders of Preferred Shares should carefully consider whether to accept the terms and conditions of the Offer to Exchange. Holders of the Preferred Shares are urged to consult their financial and tax advisors in making their own decisions on what action to take with respect to the Offer to Exchange.

                       DESCRIPTION OF OUR PREFERRED STOCK

      The following is a summary of the principal terms and conditions of our shares of our 8% Cumulative Convertible Exchangeable Preferred Stock, par value $0.01 per share, as provided in our Restated Certificate of Incorporation, as amended.

Preferred Shares Outstanding  20,807,242  preferred  shares  (as of  October  4,
                              2002)

Dividends                     Cumulative  dividends equal to 8% per annum of the
                              Liquidation Preference (as defined below), payable at the option of the Board of Directors in cash, additional shares of Preferred Stock or in any combination thereof.

Restriction on Dividends on   No dividends  may be declared or paid on shares of
Common Stock                  Common   Stock  while  there  are  any  shares  of
                              Preferred Stock outstanding, except for certain spin-offs, certain stock dividends or the grant of rights to purchase stock that is junior in rights and preferences to the Preferred Stock ("Junior
                              Stock").

Optional Redemption           The Preferred Stock is redeemable at our option at
                              any  time  at a  price  per  share  equal  to  the
                              Liquidation  Preference,  plus  accrued and unpaid
                              dividends,   whether  or  not  declared,   to  the
                              redemption date.

Mandatory Redemption          The Preferred  Stock is mandatorily  redeemable by
                              us on October 1, 2011, at a price per share equal to the Liquidation Preference plus all accrued but unpaid dividends, whether or not declared, to the redemption date.

Note Exchange                 With the  approval  of a  majority  of the  voting
                              power of the Preferred  Stock, the Preferred Stock
                              is exchangeable  for  8% Convertible  Subordinated
                              Voting   Debentures  due  2011  at  the  aggregate
                              principal   amount   equal   to  the  sum  of  the
                              Liquidation Preference and any accrued and unpaid dividends on the Preferred Stock to be exchanged.

Liquidation Preference        $10.00  per  share,   plus   accrued   and  unpaid
                              dividends, prior to any payment in respect of Junior Stock.

Conversion Rights             Holders may convert each share of Preferred  Stock
                              into 1.039 shares of Common Stock at any time.

Forced Conversion             We have  the  right  to  convert  up to  5,000,000
                              shares of  Preferred  Stock  each time the  Common
                              Stock trades at a price per share exceeding $11.55 for ten consecutive trading days.

Voting Rights                 Each  holder of  Preferred  Stock is entitled to a
                              number  of votes  equal to the  largest  number of
                              whole  shares  of Common  Stock  into  which  that
                              holder's   share  of  Preferred   Stock  are  then
                              convertible.   The  Preferred  Stock  votes  as  a
                              single  class with the Common Stock on all matters
                              submitted  to  stockholders.  A  majority  of  the
                              Preferred  Stock  voting  together  as a  separate
                              class  must  approve  certain   merger,   sale  or
                              exchange  transactions.  So long as any  Preferred
                              Stock  is   outstanding,   we  cannot   redeem  or
                              purchase   Junior  Stock  or  consummate   certain
                              purchase transactions through a subsidiary. The approval of two-thirds of the outstanding voting power of the Preferred Stock is necessary to authorize or issue any stock that is senior to or on parity with the Preferred Stock.

      As of October 4, 2002, each Preferred Share had accumulated unpaid dividends of $0.01.

                         DESCRIPTION OF OUR COMMON STOCK

      We are authorized to issue 250,000,000 shares of Common Stock of which 36,300,093 shares were outstanding on October 4, 2002. All shares of Common Stock have equal rights to participate in the distribution of assets in the event of a liquidation of Marvel, subject to the preferences established on the Preferred Stock. Each holder of Common Stock is entitled to one vote for each share held on all matters submitted to a vote of the stockholders. Common Stock carries no conversion, preemptive or subscription rights and is not subject to redemption. All outstanding shares of Common Stock are fully paid and nonassessable. Although holders of Common Stock are entitled to receive any dividends declared thereon by the Board of Directors out of legally available funds, we have never paid a cash dividend on our Common Stock and are prohibited from doing so by the terms of the agreements governing our indebtedness. As a result, we do not anticipate paying any dividends in the foreseeable future.

                   MARKET FOR COMMON STOCK AND PREFERRED STOCK

      Our Common Stock currently trades on the NYSE under the symbol "MVL". Our Preferred Stock does not trade on an exchange. The price ranges presented below for Common Stock represent high and low sale prices for each quarter, as reported by the NYSE. There is no established trading market for the Preferred Stock. Any trading in shares of Preferred Stock takes place in privately-negotiated transactions among holders, or transactions through market makers, that are not generally reported. Sales prices for some of these transactions are reported to, and made available by, FactSet Research Systems Inc., which is the source for the high and low sales price information set forth below. This information may not reflect all sales that have occurred during the periods in question, and we are unaware of any publicly-available source for high or low bid quotations.

                                  Common Stock         Preferred Stock
                                 Market Prices          Market Prices
                                 -------------          -------------

                                High        Low        High        Low
                                ----        ---        ----        ---
2000
----
Fourth Quarter                 $3.38       $1.25      $5.53       $1.56


2001
----
First Quarter                  $3.00       $1.31      $3.36       $1.44
Second Quarter                  3.84        1.71       5.77        1.56
Third Quarter                   4.25        1.75       5.29        1.63
Fourth Quarter                  4.38        2.15       4.81        1.44


2002
----
First Quarter                  $8.50       $3.46      $8.65       $3.12
Second Quarter                  9.38        4.50      14.42        4.81
Third Quarter                   7.42        3.97       8.82        3.92
Fourth Quarter                  7.52        6.76       7.95        7.10
(through October 4, 2002)

      As of October 4, 2002, there were 1,164 record holders of Common Shares and 78 record holders of Preferred Shares.

             MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

      The following discussion summarizes certain United States ("U.S.") federal income tax consequences to holders of Preferred Shares who exchange their Preferred Shares for Common Shares pursuant to the Offer to Exchange. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. Tax consequences that are different from or in addition to those described herein may apply to holders of Preferred Shares who are subject to special treatment under the U.S. federal income tax laws, such as non-U.S. persons, tax-exempt organizations, financial institutions, insurance companies, broker-dealers, holders who hold their Preferred Shares as part of a hedge, straddle, wash sale, synthetic security, conversion transaction or other integrated investment comprised of Preferred Shares and one or more other investments, and persons who acquired their shares in compensatory transactions. This discussion does not address non-U.S. or state or local tax considerations.

      The summary of U.S. federal income tax consequences below is for general information only. This discussion is not a substitute for an individual analysis of the tax consequences of the exchange to a holder of Preferred Shares. Each holder of Preferred Shares should consult a tax adviser regarding the particular federal, state, local and non-U.S. tax consequences of the exchange in light of such holder's own situation.

      The exchange will qualify as a reorganization under section 368(a)(1)(E) of the Code. Accordingly, the following U.S. federal income tax consequences will occur:

      o we will not recognize gain or loss as a result of the Offer to Exchange;

      o you will not recognize gain or loss upon the receipt of Common Stock solely in exchange for the face amount of your Preferred Shares pursuant to the Offer to Exchange. However, you will be treated as having received a distribution on the Preferred Shares to the extent Common Stock is received for accrued but unpaid dividends on the Preferred Shares. Common Stock is deemed received for accrued and unpaid dividends only to the extent that the fair market value of the aggregate Common Stock received in the exchange exceeds the aggregate issue price of the Preferred Shares surrendered. Any deemed distribution for accrued dividends will be treated as a taxable dividend (to the extent of our accumulated or current earnings and profits, if any), then as a tax-free return of capital to the extent of your basis in your Preferred Shares, and thereafter as capital gain;

      o the aggregate tax basis of the Common Shares received by you in exchange for your Preferred Shares will be the same as the aggregate tax basis of the Preferred Shares surrendered in exchange therefore, increased by any taxable amounts realized for accrued and unpaid dividends on the Preferred Shares; and

      o the holding period of the Common Shares received tax free by you in exchange for your Preferred Shares will include the holding period of the Preferred Shares surrendered, provided that such Preferred Shares are held as capital assets at the effective time of the exchange. The Common Stock received for accrued and unpaid dividends will have a new holding period commencing on the date of the exchange.

                     CERTAIN SECURITIES LAWS CONSIDERATIONS

      All of the 20,807,242 Preferred Shares outstanding as of October 4, 2002, were either issued by us in 1998 pursuant to a plan of reorganization whereby
7.9 million Preferred Shares were issued to certain of our creditors and 9 million Preferred Shares were issued to investors in a private offering that was not registered pursuant to the Securities Act of 1933, as amended (the "Securities Act") or any state securities laws or were issued as dividends on those Preferred Shares since that time. The Common Shares to be issued in the Offer to Exchange are being offered pursuant to an exemption from the registration requirements of the Securities Act under Section 3(a)(9) of the Securities Act. Section 3(a)(9) provides for an exemption from registration for any security exchanged by an issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange. When securities are exchanged for other securities of an issuer under Section 3(a)(9), the securities received in essence assume the character of the exchanged securities for purposes of the Securities Act. Accordingly, the Common Shares issued in the Offer to Exchange to persons or entities not affiliated with Marvel who tender shares that are not "restricted shares" within the meaning of Rule 144 under the Securities Act will not be deemed to be "restricted securities" within the meaning of Rule 144 under the Securities Act, and such shares will be freely tradeable by such non-affiliated persons or entities. If you tender Preferred Shares that are "restricted securities" within the meaning of Rule 144 under the Securities Act, the Common Shares you receive in the Offer to Exchange will not be freely tradeable and any resale would have to comply with applicable exemptions under the securities laws, including without limitation, Rule 144(k) under the Securities Act.

                       INTERESTS OF DIRECTORS AND OFFICERS

      Our officers or affiliates who are also holders of Preferred Shares will receive the Offer to Exchange and will be eligible to tender their Preferred Shares on the same basis as any other holder of Preferred Shares. Isaac
Perlmutter, Morgan Stanley & Co. Incorporated and Whippoorwill Associates, Incorporated have indicated to us that they currently intend to tender all of their Preferred Shares in the Offer to Exchange. See "Special Factors Relating to the Offer to Exchange--Special Committee of the Board of Directors" and "Security Ownership of Certain Beneficial Owners and Management."

      We are not otherwise aware of any intention to tender or consideration of tendering Preferred Shares on the part of directors, officers or affiliates. Neither we, nor any subsidiary of ours nor, to the best of our knowledge, any of our directors or executive officers, nor any affiliates of any of the foregoing, had any transactions in Preferred Shares during the 60 business days prior to the date hereof.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth certain information regarding the beneficial ownership of Common Stock and Preferred Stock as of October 4, 2002 (based on 36,300,093 shares of Common Stock outstanding on that date), by (i) each person known by us to be the beneficial owner of 5% or more of our outstanding Common Stock or Preferred Stock (based, in part, upon copies of all Schedules 13D and 13G filed with the SEC); (ii) each of our directors; (iii) each of our executive officers; and (iv) all of our executive officers and directors as a group.

      Each share of Preferred Stock is convertible by its holder into 1.039 shares of Common Stock. Under the rules of the SEC, beneficial ownership of Preferred Stock constitutes beneficial ownership of 1.039 shares of Common Stock (the amount into which the shares of Preferred Stock are convertible). Beneficial ownership of Common Stock is shown in the main part of the table and the portion of that beneficial ownership traceable to beneficial ownership of Preferred Stock is set forth in the footnotes. Shares of Preferred Stock, shown unconverted, are also listed in the main part of the table.


Certain Beneficial Owners

                                            Shares of Common Stock   Shares of Preferred Stock
                                            ----------------------   -------------------------

Five Percent Stockholders, Directors          Number   Percentage      Number    Percentage
and Executive Officers                       Owned (1)   Owned         Owned       Owned

Morgan Stanley & Co. Incorporated (2)...     5,098,607   12.8%         3,463,337    16.6%
   1585 Broadway
   New York, New York 10036
Whippoorwill Associates, Incorporated, as
agent  of  and/or  general   partner  for
certain institutions and funds (3).......    2,149,194    5.6%         2,054,862     9.9%
   11 Martine Avenue
   White Plains, New York 10606
Mark H. Rachesky, M.D. (4)...............    2,610,062    6.7%         2,434,102    11.7%
   c/o MHR Fund Management LLC
   40 West  57th  Street,  33rd Floor
   New York, New York 10019
Avi Arad (5).............................    5,210,000   13.9%
Peter Cuneo (6)..........................    1,020,214    2.7%
Alan Fine (7)............................      509,000    1.4%
Sid Ganis (8)............................       75,000     *
Shelley Greenhaus (9)....................       85,000     *
James F. Halpin (10).....................      105,000     *
Morton E. Handel (11)....................      136,000     *
William Jemas, Jr. (12)..................      231,667     *
Allen S. Lipson (13).....................      302,667     *
Lawrence Mittman (14)....................       85,000     *
Isaac Perlmutter (15)....................   24,647,262   48.4%         5,828,155    28.0%
Richard E. Ungar (16)....................      230,000     *
Kenneth P. West..........................           --     *
All  current   executive   officers   and
directors   as  a  group
   (13 persons)(17)......................   32,636,810   59.7%         7,883,017    37.9%


-----
*  Less than 1%.

(1) Includes shares of Common Stock issuable upon the conversion of shares of Preferred Stock at the conversion rate of 1.039 shares of Common Stock for each share of Preferred Stock.

(2) Morgan Stanley shares dispositive power over these shares (which include shares of Common Stock underlying 3,463,337 shares of Preferred Stock) with its parent, Morgan Stanley Dean Witter & Co.

(3) Pursuant to a Form 4 filed by Whippoorwill Associates, Inc. on July 10, 2002, and after giving effect to stock dividends paid to holders of Preferred Stock on July 1, 2002 and September 30, 2002, Whippoorwill may be deemed to beneficially own 2,149,194 shares of Common Stock (which include shares of Common Stock underlying 2,054,862 shares of Preferred Stock) because it has discretionary authority with respect to the investments of, and acts as agent for, the direct holders of the shares. Whippoorwill disclaims any beneficial ownership of Common Stock or Preferred Stock except to the extent of Whippoorwill's pecuniary interest in that stock, if any.

(4) Pursuant to a Schedule 13G filed on November 12, 1999, by (i) MHR Institutional Partners LP, a Delaware limited partnership ("Institutional Partners"); (ii) MHRM Partners LP, a Delaware limited partnership
      ("MHRM"); (iii) MHR Capital Partners LP, a Delaware limited partnership ("Capital Partners"); (iv) MHR Institutional Advisors LLC, a Delaware limited liability company ("Institutional Advisors") and the general partner of Institutional Partners and MHRM; (v) MHR Advisors LLC, a Delaware limited liability company ("Advisors") and the general partner of Capital Partners; and (vi) Mark H. Rachesky, M.D., the managing member of Institutional Advisors and Advisors, each having an office at 40 West 57th Street, 33rd Floor, New York, NY 10019. After giving effect to stock dividends paid to holders of Preferred Stock, figures include shares of Common Stock underlying 2,434,102 shares of Preferred Stock.

(5) Figures include 1,060,000 shares of Common Stock subject to stock options granted pursuant to the Company's Stock Incentive Plan (the "Stock Incentive Plan") which are immediately exercisable.

(6) Figures include 1,000,000 shares of Common Stock subject to stock options granted pursuant to the Stock Incentive Plan that are immediately exercisable.

(7) Figures include 509,000 shares of Common Stock subject to stock options granted pursuant to the Stock Incentive Plan that are immediately exercisable.

(8) Figures include 65,000 shares of Common Stock subject to stock options granted pursuant to the Stock Incentive Plan that are immediately exercisable.

(9) Figures include 65,000 shares of Common Stock subject to stock options granted pursuant to the Stock Incentive Plan that are immediately exercisable. Does not include shares held by various institutions and funds with respect to whose investments Whippoorwill has discretionary authority and for which Whippoorwill acts as agent. Mr. Greenhaus is the president and managing director of Whippoorwill. Mr. Greenhaus disclaims beneficial ownership of the shares of Common Stock and Preferred Stock owned by discretionary accounts managed by Whippoorwill as set forth above except to the extent of his pecuniary interest in that stock, if any.

(10) Figures include 85,000 shares of Common Stock subject to stock options granted pursuant to the Stock Incentive Plan that are immediately exercisable.

(11) Figures include 115,000 shares of Common Stock subject to stock options granted pursuant to the Stock Incentive Plan that are immediately exercisable.

(12) Figures include 231,667 shares of Common Stock subject to stock options granted pursuant to the Stock Incentive Plan that are immediately exercisable.

(13) Figures include 296,667 shares of Common Stock subject to stock options granted pursuant to the Stock Incentive Plan that are immediately exercisable, or become exercisable within 60 days.

(14) Figures include 65,000 shares of Common Stock subject to stock options granted pursuant to the Stock Incentive Plan that are immediately exercisable

(15)  Figures include the following,  all of which are immediately  exercisable:
      (i) 30,000 shares of Common Stock subject to stock options granted to Mr. Perlmutter pursuant to the Stock Incentive Plan; (ii) options to purchase 3,950,000 shares of our Common Stock granted pursuant to the Stock Incentive Plan and the Employment Agreement between us and Mr. Perlmutter dated as of November 30, 2001; and (iii) warrants to purchase 4,603,309 shares of our Common Stock pursuant to the Warrant Agreement between us and Mr. Perlmutter dated as of November 30, 2001. Other shares over which Mr. Perlmutter may be deemed to have beneficial ownership are directly held as follows:



                 Holder                                Common Shares   Preferred Shares
                 ------                                -------------   ----------------
        Zib Inc.                                         9,256,000             --
        The Laura and Isaac Perlmutter Foundation Inc.     250,000             --
        Object Trading Corp.                                33,500         4,794,929
        Classic Heroes, Inc.                                  --             317,056
        Biobright Corporation                                 --             317,056
        Tangible Media, Inc.                               400,000             --
        Isaac Perlmutter T.A.                               49,000           399,114
        Isaac Perlmutter                                    20,000             --

      The sole stockholder of Zib Inc., a Delaware corporation, is Isaac Perlmutter T.A., a Florida trust (the "Perlmutter Trust"). Mr. Perlmutter is a trustee and the sole beneficiary of the Perlmutter Trust, and may revoke it at any time. Mr. Perlmutter is a director and the president of the Laura and Isaac Perlmutter Foundation Inc., a Florida not-for-profit corporation. Mr. Perlmutter is the sole stockholder of (i) Object Trading Corp., a Delaware corporation, (ii) Classic Heroes, Inc., a Delaware corporation, (iii) Biobright Corporation, a Delaware corporation, and (iv) Tangible Media, Inc., a Delaware corporation. Mr. Perlmutter may be deemed to possess (i) the power to vote and dispose of the shares of stock directly held by Zib Inc., Object Trading Corp., Classic Heroes, Inc., Biobright Corporation, Tangible Media, Inc. and the Perlmutter Trust, and
      (ii) the power to direct the vote and disposition of the shares of stock directly held by the Laura and Isaac Perlmutter Foundation Inc.

(16) Figures include 230,000 shares of Common Stock subject to stock options granted pursuant to the Stock Incentive Plan that are immediately exercisable, or become exercisable within 60 days.

(17) Figures include 7,702,334 shares of Common Stock subject to stock options granted pursuant to the Stock Incentive Plan that are immediately exercisable.

                       AGREEMENTS INVOLVING OUR SECURITIES

      We have entered into several agreements with respect to our securities, as described in further detail below.

Stockholders' Agreement

      We and the following stockholders were parties to a Stockholders' Agreement (the "Stockholders' Agreement"), dated as of October 1, 1998:

      o (i) Avi Arad, (ii) Isaac Perlmutter, (iii) Isaac Perlmutter T.A., a Florida trust (the "Perlmutter Trust"), (iv) The Laura and Isaac Perlmutter Foundation Inc., (v) Object Trading Corp., and (vi) Zib Inc. ("Zib") (collectively, the "Perlmutter/Arad Group");

      o (i) Mark Dickstein, (ii) Dickstein & Company, L.P., (iii) Dickstein Focus Fund L.P., (iv) Dickstein International Limited, (v) Elyssa Dickstein, Jeffrey Schwarz and Alan Cooper as Trustees U/T/A/D 12/27/88, Mark Dickstein, Grantor, (vi) Mark Dickstein and Elyssa Dickstein, as Trustees of the Mark and Elyssa Dickstein Foundation, and (vii) Elyssa Dickstein (collectively, the "Dickstein Entities" and, together with the Perlmutter/Arad Group, the "Investor Group"); and

      o (i) The Chase Manhattan Bank, (ii) Morgan Stanley & Co. Incorporated ("Morgan Stanley"), and (iii) Whippoorwill Associates, Incorporated ("Whippoorwill") as agent of and/or general partner for certain accounts and funds (the "Lender Group"). Each of the members of the Lender Group is one of the "Secured Lenders" referred to in the Fourth Amended Joint Plan of Reorganization proposed by those "Secured Lenders" and us in the bankruptcy matter of In Re: Marvel Entertainment Group, Inc. et al. (the "Plan"), and all of the "Secured Lenders" as that term is defined more broadly in the Plan are members of the "Plan Secured Lender Group".

      Under the Stockholders' Agreement, its parties initially agreed to take such action as was reasonably in their power to cause the Board of Directors to include, subject to certain conditions, 6 directors designated by the Investor Group and five directors designated by the Lender Group. After July 1, 2000, decreases in beneficial ownership of capital stock by either the Investor Group or the Lender Group below certain pre-determined levels, including decreases that occurred prior to July 1, 2000, resulted in a decreased right to designate directors and a forfeiture of seats on the Board of Directors. We agreed with the Investor Group and the Lender Group that decreases in the beneficial ownership of capital stock by the Plan Secured Lender Group since October 1, 1998, resulted in the number of directors that the Lender Group had the right to nominate to decrease from 5 directors to 2 directors.

      The Stockholders' Agreement was terminated by the parties on October 4, 2002.

Registration Rights Agreements

      Mr. Dickstein and certain of his affiliates, Object Trading Corp. (an affiliate of Mr. Perlmutter), Whippoorwill as agent for and/or general partner for certain institutions and funds, Marvel and certain other parties are parties to a Registration Rights Agreement dated as of October 1, 1998 (the "October Registration Rights Agreement"). Mr. Arad, Mr. Perlmutter, certain affiliates of Mr. Perlmutter (other than Object Trading Corp.) and Marvel are parties to a Registration Rights Agreement dated as of

December 8, 1998 (the "December Registration Rights Agreement", and together with the October Registration Rights Agreement, the "Registration Rights Agreements").

      The terms of the December Registration Rights Agreement are substantially identical to those of the October Registration Rights Agreement. Under the terms of each of the Registration Rights Agreements, we agreed to file a shelf registration statement under the Securities Act registering the resale of all Common Shares and Preferred Stock issued to the stockholder parties thereto pursuant to the Plan, all Common Shares issuable upon conversion of those Preferred Shares, certain convertible debt securities that we may exchange for the Preferred Stock and the Common Stock issuable upon conversion thereof and all Common Shares otherwise owned by the stockholder parties to the respective Registration Rights Agreement as of the date thereof. The shelf registration statement will be amended to register the resale of Common Shares issued to the stockholder parties pursuant to the Offer to Exchange. The Registration Rights Agreements also give the stockholder parties thereto piggyback registration rights with respect to underwritten public offerings by us of our equity securities.

Agreement Relating to the Issuance and Delivery of Letters of Credit

      In  August  2001,  we  entered  into  an  agreement   (the   "Substitution
Agreement") with Object Trading Corp., a corporation wholly owned by Mr. Perlmutter, pursuant to which Object Trading Corp. agreed to have new letters of credit issued to replace approximately $12.4 million of the $17.5 million of letters of credit outstanding under our credit agreement with Citibank, N.A. then in effect (the "Citibank Credit Agreement"), along with an additional letter of credit for $3.4 million in connection with the appeal of an adverse litigation decision. The replacement letters of credit were required to be delivered by us to licensors of intellectual property that we used in the manufacture of various toys and in connection with certain advertising commitments relating to the toy business. In accordance with the Substitution Agreement, Object Trading Corp. obtained the replacement letters of credit from HSBC Bank USA ("HSBC") which, pursuant to the terms of the Substitution Agreement, would remain in effect until the earlier of the date Marvel was able to close a new bank financing on terms approved by the Board of Directors or November 30, 2001. No fee was payable by us to Object Trading Corp. under the Substitution Agreement, but we agreed thereunder to reimburse Object Trading Corp. for all out-of-pocket costs and expenses incurred by it in connection with opening and maintaining the replacement letters of credit, and for the amount of any payments made by Object Trading Corp. to reimburse HSBC in the event any of the replacement letters of credit were drawn upon. We also granted Object Trading Corp. a first security interest in the same assets that were granted as security under the Citibank Credit Agreement. The Substitution Agreement terminated when we consummated the necessary financing on November 30, 2001 and thereby replaced the replacement letters of credit, which had not been drawn upon.

Guaranty; Warrant Agreement; Registration Rights Agreement; Notes Purchase Agreement

      In connection with our establishment of an $80 million senior credit facility with HSBC Bank USA (the "Credit Facility") on November 30, 2001, Mr. Perlmutter agreed to guaranty the payment of our obligations under the Credit Facility in an amount equal to 25% of all principal obligations relating to the Credit Facility plus an amount, not to exceed $10 million, equal to the difference between (i) the amount of cash in a reserve account required to be maintained by us as security for the Credit Facility, and (ii) the actual amount on deposit in such cash reserve account at the end of each fiscal quarter; provided that the aggregate amount guarantied by Mr. Perlmutter will not exceed $30 million (the "Credit Guaranty").

      In consideration of the Credit Guaranty and Mr. Perlmutter's guaranty up to a maximum of $4,365,000 of Marvel's obligations under its lease for its executive offices (the "Office Guaranty"), Marvel and Mr. Perlmutter entered into (i) a warrant agreement (the "Warrant Agreement"), pursuant to which we granted Mr. Perlmutter warrants to purchase up to a maximum of five million Common Shares on or before November 30, 2006, at an initial exercise price per share equal to $3.11 (the "Warrants"), subject to stockholder approval, and (ii) a registration rights agreement, pursuant to which we gave Mr. Perlmutter certain registration rights with respect to the Common Shares issuable to him under the Warrant Agreement. We also agreed to purchase a total of approximately $43 million in principal amount of our Senior Notes (the "Notes") at an average price of 53% of the face amount of the Notes held by Mr. Perlmutter pursuant to a Notes Purchase Agreement dated as of November 30, 2001. Mr. Perlmutter had purchased those Notes with personal funds. In December 2001, we purchased the Notes from Mr. Perlmutter and in January 2002, our stockholders approved the issuance of the Warrants to Mr. Perlmutter. Pursuant to the terms of the Warrant Agreement, the Warrants are currently exerciseable with respect to 4,603,309 Common Shares, reflecting Mr. Perlmutter's actual contingent liability pursuant to the Credit Guaranty and the Office Guaranty.

                   CERTAIN LEGAL MATTERS; REGULATORY APPROVALS

      We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our acquisition of Preferred Stock as contemplated herein or of any approval or other action by any government or governmental, administrative, or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Preferred Stock by Marvel as contemplated herein. Should any such approval or other action be required, we presently contemplate that such approval or other action will be sought. We are unable to predict whether we will be required to delay the acceptance for exchange of or exchange of Preferred Stock tendered pursuant to the Offer to Exchange pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions, or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Marvel's obligations under the Offer to Exchange to accept for exchange and exchange Preferred Shares are subject to certain conditions. See "The Offer to Exchange-Conditions".

                                FEES AND EXPENSES

      The Exchange Agent for the Offer to Exchange is American Stock Transfer & Trust Company. The Information Agent for the Offer to Exchange is D.F. King & Co., Inc. We have not retained any dealer manager or other agent to solicit tenders with respect to the Offer to Exchange.

      We will pay the Exchange Agent and the Information Agent reasonable and customary compensation for their services in connection with the Offer to Exchange, plus reimbursement for out-of-pocket expenses. We will indemnify the Exchange Agent against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws.

      For advising the Special Committee in its evaluation of the Offer to Exchange, and rendering the Fairness Opinion, the Special Committee paid Thomas Weisel Partners $75,000, agreed to reimburse Thomas Weisel Partners for its out-of-pocket expenses and agreed to indemnify Thomas Weisel Partners against certain liabilities.

      We will not pay fees or commissions to any broker, dealer or other person for soliciting tenders of Preferred Stock pursuant to the Offer to Exchange. We will, however, upon request through the Information Agent, reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by such persons in forwarding the Offer to Exchange and related materials to the beneficial owners of Preferred Stock held by any such person as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as our agent for purposes of the Offer to Exchange.

      We will pay or cause to be paid all stock transfer taxes, if any, on the exchange of Preferred Stock except as otherwise provided in Instruction 6 in the Letter of Transmittal. All fees and expenses attributable to the Offer to Exchange will be paid by us.

                              INDEPENDENT AUDITORS

      Our annual consolidated financial statements and the related financial statement schedule incorporated by reference hereto from our Annual Report of Form 10-K for the year ended December 31, 2001, and from our Annual Report of Form 10-K for the year ended December 31, 2000, have been audited by Ernst & Young LLP, independent auditors, as stated in their reports also incorporated by reference herein.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      We are incorporating by reference into this Offer to Exchange the following of our documents:

      o our Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

      o our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002; and

      o our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

      We also are incorporating by reference into this Offer to Exchange all of our filings made with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), from the date hereof until the Expiration Date.

      The information incorporated herein by reference is considered to be part of this Offer to Exchange and later information that we file with the SEC will automatically update and supersede this information.

      You may obtain a copy of these filings at no cost by writing or telephoning us at:

            Marvel Enterprises, Inc.
            10 East 40th Street
            New York, NY 10016
            Telephone: (212) 576-4000
            Attention: Secretary

                                  MISCELLANEOUS

      We are not aware of any jurisdiction where the making of the Offer to Exchange is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer to Exchange is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the Offer to Exchange will not be made to (nor will tenders be accepted from or on behalf of) the holders of Preferred Stock residing in such jurisdiction. In any jurisdiction where the securities or blue sky laws of which require the Offer to Exchange to be made by a licensed broker or dealer, the Offer to Exchange shall be deemed to be made on our behalf by one or more registered brokers or dealers license under the laws of such jurisdiction.

      Pursuant to Rule 13e-4 of the General Rules and Regulations under the Exchange Act, we have filed with the SEC an Issuer Tender Offer Statement on Schedule TO that contains additional information with respect to the Offer to Exchange. Such Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth under the caption "Where You Can Find More Information."

      No person has been authorized to give any information or make any representation on our behalf in connection with the offer other than those contained in this Offer to Exchange or in the Letter of Transmittal. If given or made, such information or representation must not be relied upon as having been authorized by us.

                       WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 233 Broadway, New York, New York 10279. You may obtain further information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public over the Internet at the SEC's website at http://www.sec.gov.

               The Information Agent for the Offer to Exchange is:

                              D.F. King & Co., Inc.
                                 77 Water Street
                                   20th Floor
                               New York, NY 10005
             Banks and Brokerage Firms, Please Call: (212) 269-5550
                    All Others Call Toll-free: (800) 269-6427

                The Exchange Agent for the Offer to Exchange is:

                     AMERICAN STOCK TRANSFER & TRUST COMPANY

     By Mail:          Facsimile Transmission:     By Hand or Overnight Courier:

  59 Maiden Lane    (for Eligible Institutions only)      59 Maiden Lane
New York, NY 10038          (718) 234-5001              New York, NY 10038
  (800) 937-5449                                         (800) 937-5449
  (718) 921-8200                                         (718) 921-8200

                           For Confirmation Telephone:
                                 (800) 937-5449
                                 (718) 921-8200

      Additional copies of the Offer to Exchange, the Letter of Transmittal or other tender offer materials may be obtained from the Information Agent or the Exchange Agent and will be furnished at our expense. Questions and requests for assistance may be directed to the Information Agent as set forth above. Holders also may contact their local broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer to Exchange.

                                                               Exhibit (a)(1)(B)

                              LETTER OF TRANSMITTAL



                               To Tender Shares of
             8% Cumulative Convertible Exchangeable Preferred Stock
                              ("Preferred Shares")

                                       of

                            MARVEL ENTERPRISES, INC.
             pursuant to the Offer to Exchange dated October 7, 2002

                                       by

                            MARVEL ENTERPRISES, INC.


 -------------------------------------------------------------------------------
  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
              ON NOVEMBER 18, 2002, UNLESS THE OFFER IS EXTENDED.
 -------------------------------------------------------------------------------


                      The Exchange Agent for the Offer is:

                     American Stock Transfer & Trust Company

                      By Mail, Overnight Courier and Hand:

                     American Stock Transfer & Trust Company
                                 59 Maiden Lane
                            New York, New York 10038

                           By Facsimile Transmission:
                        (for Eligible Institutions only)
                                 (718) 234-5001

                              Confirm by Telephone:
                                 (800) 937-5449
                                 (718) 921-8200


      DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE, OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE, DOES NOT CONSTITUTE A VALID DELIVERY TO THE EXCHANGE AGENT. YOU MUST SIGN THIS LETTER OF TRANSMITTAL WHERE INDICATED BELOW AND COMPLETE THE SUBSTITUTE FORM W-9 PROVIDED BELOW.

      THE INSTRUCTIONS CONTAINED WITHIN THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.


----------------------------------------------------------------------------------------------------------

                    DESCRIPTION OF PREFERRED SHARES TENDERED

----------------------------------------------------------------------------------------------------------
   NAME(S) AND ADDRESS(ES) OF REGISTERED HOLDER(S)
     (PLEASE FILL IN, IF BLANK, EXACTLY AS NAME(S)                     PREFERRED SHARES TENDERED
     APPEAR(S) ON PREFERRED SHARE CERTIFICATE(S))                (ATTACH ADDITIONAL LIST, IF NECESSARY)
----------------------------------------------------------------------------------------------------------
                                                                             TOTAL NUMBER
                                                                             OF PREFERRED
                                                             PREFERRED          SHARES         NUMBER OF
                                                               SHARE        REPRESENTED BY     PREFERRED
                                                            CERTIFICATE          SHARE          SHARES
                                                            NUMBER(S)(1)   CERTIFICATE(S)(1)   TENDERED(2)
                                                            ----------------------------------------------

                                                            ----------------------------------------------

                                                            ----------------------------------------------

                                                            ----------------------------------------------
                                                                           Total Certs.
                                                                           Preferred  Shares
                                                                           Tendered

                                                                           -------------------------------
                                                                           Total Book
                                                                           Preferred Shares
                                                                           Tendered

                                                                           -------------------------------
                                                                           Total Preferred
                                                                           Shares Tendered

----------------------------------------------------------------------------------------------------------
(1) Need not be  completed  by  shareholders  delivering  Preferred  Shares by  book-entry  transfer to the
Exchange Agent.
(2) If you desire to tender fewer than all Preferred  Shares  represented  by a  certificate  listed above, please indicate in this column the number of Preferred Shares you wish to tender.  Otherwise, all Preferred
Shares represented by such certificate will be deemed to have been tendered. See Instruction 4.
----------------------------------------------------------------------------------------------------------

      This Letter of Transmittal is to be used by shareholders of Marvel Enterprises, Inc., a Delaware corporation ("Marvel"), if certificates for its 8% Cumulative Convertible Exchangeable Preferred Stock (the "Preferred Shares") are to be forwarded herewith or, unless an agent's message (as defined in Instruction 2 below) is utilized, if delivery of the Preferred Shares is to be made by book-entry transfer to an account maintained by the Exchange Agent at a Book-Entry Transfer Facility (as defined in and pursuant to the procedures set forth in "The Offer to Exchange - Procedure for Tendering Preferred Shares" of the Offer to Exchange). Shareholders who deliver Preferred Shares by book-entry transfer are referred to herein as "Book-Entry Shareholders" and other shareholders who deliver Preferred Shares are referred to herein as "Certificate Shareholders."

      Shareholders whose certificates for Preferred Shares are not immediately available or who cannot deliver either the certificates for, or a Book-Entry Confirmation (as defined in "The Offer to Exchange - Book-Entry Transfer" of the Offer to Exchange) with respect to, their Preferred Shares and all other documents required hereby to the Exchange Agent prior to the Expiration Date (as defined in "The Offer to Exchange - Expiration Date" of the Offer to Exchange) must tender their Preferred Shares pursuant to the guaranteed delivery procedures set forth in "The Offer to Exchange - Guaranteed Delivery Procedures" of the Offer to Exchange. See Instruction 2. DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

               (BOXES BELOW FOR USE BY ELIGIBLE INSTITUTIONS ONLY)

       |_| CHECK  HERE IF  TENDERED  PREFERRED  SHARES  ARE BEING  DELIVERED  BY
           BOOK-ENTRY TRANSFER TO THE EXCHANGE AGENT'S ACCOUNT AT THE BOOK-ENTRY TRANSFER FACILITY AND COMPLETE THE FOLLOWING (ONLY PARTICIPANTS IN A BOOK-ENTRY TRANSFER FACILITY MAY DELIVER PREFERRED SHARES BY BOOK-ENTRY TRANSFER):

       Name of Tendering Institution:___________________________________________

       Depository Trust Company Account Number:_________________________________

       Transaction Code Number:_________________________________________________



       |_| CHECK HERE IF TENDERED  PREFERRED SHARES ARE BEING DELIVERED PURSUANT
           TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE EXCHANGE AGENT AND COMPLETE THE FOLLOWING:

       Name(s) of Registered Owner(s):__________________________________________

       Window Ticket Number (if any):___________________________________________

       Date of Execution of Notice of Guaranteed Delivery:______________________

       Name of Institution that Guaranteed Delivery:____________________________

       If delivered by Book-Entry Transfer, provide the following information with respect to the Book-Entry Transfer Facility:

       Account Number:____________________ Transaction Code Number:_____________

                    NOTE: SIGNATURES MUST BE PROVIDED BELOW.
                 PLEASE READ THE INSTRUCTIONS SET FORTH IN THIS
                        LETTER OF TRANSMITTAL CAREFULLY.

Ladies and Gentlemen:

      The undersigned hereby tenders to Marvel the above-described Preferred Shares, each in exchange for 1.39 shares of its common stock, par value $0.01 per share (the "Common Shares"), pursuant to its Offer to Exchange, dated October 7, 2002 (the "Offer to Exchange"), and this Letter of Transmittal (the "Letter of Transmittal", together with the Offer to Exchange, both as amended or supplemented from time to time, constitute the "Offer to Exchange"). Receipt of the Offer to Exchange is hereby acknowledged.

      Subject to and effective upon the acceptance for exchange of all or any portion of the Preferred Shares tendered herewith in accordance with the terms and conditions of the Offer to Exchange (including, if the Offer to Exchange is extended or amended, the terms and conditions of any such extension or amendment), the undersigned hereby sells, assigns, transfers and conveys to the order of Marvel, all right, title and interest in and to such Preferred Shares as are being tendered herewith and irrevocably constitutes and appoints the Exchange Agent the true and lawful agent and attorney-in-fact of the undersigned with respect to such Preferred Shares, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to (i) deliver certificates for such Preferred Shares, or transfer ownership of such Preferred Shares on the account books maintained by the Book-Entry Transfer Facility, together, in any such case, with all accompanying evidences of transfer and authenticity, to or upon the order of Marvel; (ii) present such Preferred Shares for transfer on the books of Marvel; and (iii) receive all benefits and otherwise exercise all rights of beneficial ownership of such Preferred Shares, all in accordance with the terms of the Offer to Exchange.

      The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer the Preferred Shares tendered hereby, that the undersigned owns the Preferred Shares tendered hereby within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that the tender of the tendered Preferred Shares complies with Rule 14e-4 under the Exchange Act, and that when the same are accepted for exchange by Marvel, Marvel will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and the same will not be subject to any adverse claims. The undersigned will, upon request, execute and deliver any additional documents deemed by the Exchange Agent or Marvel to be necessary or desirable to complete the sale, assignment and transfer of the Preferred Shares tendered.

      All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, executors, administrators, personal representatives, trustees in bankruptcy, successors and assigns of the undersigned. Except as stated in the Offer to Exchange, this tender is irrevocable.

      The undersigned understands that the valid tender of the Preferred Shares pursuant to any one of the procedures described in "The Offer to Exchange" of the Offer to Exchange and in the Instructions hereto will constitute a binding agreement between the undersigned and Marvel upon the terms and subject to the conditions of the Offer to Exchange (and if the Offer to Exchange is extended or amended, the terms or conditions of any such extension or amendment). Without limiting the foregoing, if the Exchange Ratio (as defined in the Offer to Exchange) to be offered in the Offer to Exchange is amended, the exchange ratio to be given to the undersigned will be the amended exchange ratio notwithstanding the fact that a different exchange ratio is stated in this Letter of Transmittal. The undersigned recognizes that under certain circumstances set forth in the Offer to Exchange, Marvel may not be required to accept for exchange any of the Preferred Shares tendered hereby.

      Unless otherwise indicated under "Special Issuance Instructions," please issue the Common Shares exchanged for pursuant to the Offer to Exchange and/or return any certificates for Preferred Shares not tendered or accepted for exchange in the name(s) of the registered holder(s) appearing above under "Description of Preferred Shares Tendered." Similarly, unless otherwise indicated under "Special Delivery Instructions," please mail the Common Shares exchanged for pursuant to the Offer to Exchange and/or return any certificates for Preferred Shares not tendered or not accepted for exchange (and any accompanying documents, as appropriate) to the address(es) of the registered holder(s) appearing above under "Description of Preferred Shares Tendered." In the event that the boxes entitled "Special Issuance Instructions" and "Special Delivery Instructions" are both completed, please issue the Common Shares exchanged for pursuant to the Offer to Exchange and/or return any certificates evidencing Preferred Shares not tendered or not accepted for exchange (and any accompanying documents, as appropriate) in the name(s) of, and deliver such check and/or return any such certificates (and any accompanying documents, as appropriate) to, the person(s) so indicated. Unless otherwise indicated herein in the box entitled "Special Issuance Instructions," please credit any Preferred Shares tendered herewith by book-entry transfer that are not accepted for exchange by crediting the specified account at the Book-Entry Transfer Facility. The undersigned recognizes that Marvel has no obligation, pursuant to the "Special Issuance Instructions," to transfer any Preferred Shares from the name of the registered holder thereof if Marvel does not accept for exchange any of the Preferred Shares so tendered.

      By participating in the Offer to Exchange, you will not receive any accrued dividends on your Preferred Shares for the period since September 30, 2002. Dividends on the Preferred Shares accrue at the rate of 8% per year. If you exchange your Preferred Shares in the Offer to Exchange, you will forfeit the dividend that has accrued on your Preferred Shares since September 30, 2002, the last record date for dividends on the Preferred Shares.



--------------------------------------  ----------------------------------------
    SPECIAL ISSUANCE INSTRUCTIONS            SPECIAL DELIVERY INSTRUCTIONS
   (See Instructions 1, 5, 6 and 7)         (See Instructions 1, 5, 6 and 7)

     To   be   completed    ONLY   if        To   be   completed    ONLY   if
certificates for Preferred Shares not certificates for Preferred Shares not tendered or not accepted for tendered or not accepted for exchange, or Common Shares if issued exchange, or Common Shares if issued pursuant to the Offer to Exchange, pursuant to the Offer to Exchange, are to be issued in the name of are to be mailed to someone other someone other than the undersigned or than the undersigned, or to the if Preferred Shares tendered hereby undersigned at an address other than
and delivered by book-entry  transfer   that  shown  under   "Description  of
that are not  accepted  for  exchange   Preferred Shares Tendered."
are to be  returned  by  credit to an
account  maintained  at a  Book-Entry
Transfer   Facility  other  than  the
account indicated above.

Issue:|_| Common Share Certificate(s),   Mail: |_| Common Share Certificate(s)
          and/or                                   and/or
      |_| Preferred Share                      |_| Preferred Share
          Certificate(s) to:                       Certificate(s) to:


Name _________________________________   Name _________________________________
           (Please Type or Print)                 (Please Type or Print)


Address ______________________________   Address ______________________________

______________________________________   _______________________________________
            (Include Zip Code)                       (Include Zip Code)


______________________________________   _______________________________________

______________________________________   _______________________________________

(Tax Identification or Social Security   (Tax Identification or Social Security
             Number)                                     Number)
 (also complete Substitute Form W-9       (also complete Substitute Form W-9
             below)                                      below)


|_|  Credit Preferred Shares delivered
     by  book-entry  transfer and  not
     exchanged to the Depository Trust
     Company account set forth below:

Account Number: ______________________

--------------------------------------  ----------------------------------------

--------------------------------------------------------------------------------
                                    SIGN HERE
                       (ALSO COMPLETE SUBSTITUTE FORM W-9)

                            SIGNATURE(S) OF HOLDER(S)

Dated: ______________________________________


________________________________________________________________________________

________________________________________________________________________________
                        (Signature(s) of Shareholder(s))

(Must be signed by registered holder(s) exactly as name(s) appear(s) on Preferred Share Certificates or on a security position listing by person(s) authorized to become registered holder(s) by certificates and documents transmitted herewith. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please provide the following information and see Instruction 5.)

NAME(S) ________________________________________________________________________

________________________________________________________________________________


CAPACITY (full title) __________________________________________________________
                                      (See Instruction 5)

ADDRESS ________________________________________________________________________

________________________________________________________________________________
                                      (Include Zip Code)

AREA CODE AND TELEPHONE NOS.(      )____________________________________________
                            (      )____________________________________________

TAX IDENTIFICATION OR SOCIAL SECURITY NO. ______________________________________
                                               (SEE SUBSTITUTE FORM W-9)

                            GUARANTEE OF SIGNATURE(S)
                           (SEE INSTRUCTIONS 1 AND 5)

Authorized Signature ___________________________________________________________

Name ___________________________________________________________________________

________________________________________________________________________________
                             (Please Type or Print)

Name of Firm ___________________________________________________________________

Address ________________________________________________________________________

________________________________________________________________________________
                               (Include Zip Code)


Area Code and Telephone Number _________________________________________________


--------------------------------------------------------------------------------

                                  INSTRUCTIONS
                    FORMING PART OF THE TERMS AND CONDITIONS
                            OF THE OFFER TO EXCHANGE

      1. Guarantee of Signatures. No signature guarantee is required on this Letter of Transmittal (a) if this Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section, includes any participant in any of the "Book-Entry Transfer Facilities" systems whose name appears on a security position listing as the owner of the Preferred Shares) of Preferred Shares tendered herewith, unless such registered holder(s) has completed either the box entitled "Special Issuance Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal; or (b) if such Preferred Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each, an "Eligible Institution"). In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 5.

      2. Delivery of Letter of Transmittal and Preferred Shares; Guaranteed Delivery Procedures. This Letter of Transmittal is to be completed by shareholders of Marvel either if Preferred Share certificates are to be forwarded herewith or, unless an agent's message is utilized, if delivery of Preferred Shares is to be made by book-entry transfer pursuant to the procedures set forth herein and in "The Offer to Exchange - Procedure for Tendering Preferred Shares" and " - Book-Entry Transfer" of the Offer to Exchange. For a shareholder to validly tender Preferred Shares pursuant to the Offer to Exchange, either (a) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees or an agent's message (in connection with book-entry transfer) and any other required documents, must be received by the Exchange Agent at one of its addresses set forth herein prior to the Expiration Date and either (i) certificates for tendered Preferred Shares must be received by the Exchange Agent at one of such addresses prior to the Expiration Date or (ii) Preferred Shares must be delivered pursuant to the procedures for book-entry transfer set forth herein and in "The Offer to Exchange - Procedure for Tendering Preferred Shares" and " - Book-Entry Transfer" of the Offer to Exchange and a Book-Entry Confirmation must be received by the Exchange Agent prior to the Expiration Date; or (b) the tendering shareholder must comply with the guaranteed delivery procedures set forth herein and in "The Offer to Exchange - Guaranteed Delivery Procedures" of the Offer to Exchange.

      Shareholders whose certificates for Preferred Shares are not immediately available or who cannot deliver their certificates and all other required documents to the Exchange Agent prior to the Expiration Date or who cannot comply with the book-entry transfer procedures on a timely basis may tender their Preferred Shares by properly completing and duly executing the Notice of Guaranteed Delivery pursuant to the guaranteed delivery procedure set forth herein and in "The Offer to Exchange - Guaranteed Delivery Procedures" of the Offer to Exchange.

      Pursuant to such guaranteed delivery procedures, (a) such tender must be made by or through an Eligible Institution; (b) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Marvel, must be received by the Exchange Agent prior to the Expiration Date; and
(c) the certificates for all tendered Preferred Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all tendered Preferred Shares), together with a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), with any required signature guarantees, or, in the case of a book-entry transfer, an agent's message, and any other required documents must be received by the Exchange Agent within three trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the New York Stock Exchange is open for business.

      The term "agent's message" means a message, transmitted by a Book-Entry Transfer Facility to, and received by, the Exchange Agent and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Preferred Shares, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Marvel may enforce such agreement against the participant.

             The signatures on this Letter of Transmittal cover the
                       Preferred Shares tendered hereby.

      THE METHOD OF DELIVERY OF THE PREFERRED SHARES, THIS LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING SHAREHOLDER. THE PREFERRED SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE EXCHANGE AGENT (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

No alternative, conditional or contingent tenders will be accepted, and no fractional Preferred Shares will be purchased. All tendering shareholders, by executing this Letter of Transmittal (or facsimile thereof), waive any right to receive any notice of acceptance of their Preferred Shares for exchange.

      3. Inadequate Space. If the space provided herein under "Description of Preferred Shares Tendered" is inadequate, the number of Preferred Shares tendered and the Preferred Share certificate numbers with respect to such Preferred Shares should be listed on a separate signed schedule attached hereto.

      4. Partial Tenders. (Not applicable to shareholders who tender by Book-Entry Transfer.) If fewer than all the Preferred Shares evidenced by any Preferred Share certificate delivered to the Exchange Agent herewith are to be tendered hereby, fill in the number of Preferred Shares that are to be tendered in the box entitled "Number of Preferred Shares Tendered." In any such case, new certificate(s) for the remainder of the Preferred Shares that were evidenced by the old certificates will be sent to the registered holder, unless otherwise provided in the appropriate box on this Letter of Transmittal, promptly after the Expiration Date or the termination of the Offer to Exchange. All Preferred Shares represented by certificates delivered to the Exchange Agent will be deemed to have been tendered unless otherwise indicated.

      5. Signatures on Letter of Transmittal, Stock Powers and Endorsements. If this Letter of Transmittal is signed by the registered holder(s) of the Preferred Shares tendered hereby, the signature(s) must correspond with the name(s) as written on the face of the certificate(s) without alteration, enlargement or any change whatsoever.

      If any of the Preferred Shares tendered hereby are held of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

      If any of the tendered Preferred Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of certificates.

      If this Letter of Transmittal or any Preferred Share certificate or stock power is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to Marvel of the authority of such person so to act must be submitted.

      If this Letter of Transmittal is signed by the registered holder(s) of the Preferred Shares listed and transmitted hereby, no endorsements of Preferred Share certificates or separate stock powers are required unless certificates for Preferred Shares not tendered or not accepted for exchange are to be issued in the name of a person other than the registered holder(s). Signatures on any such Preferred Share certificates or stock powers must be guaranteed by an Eligible Institution.

      If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Preferred Shares evidenced by certificates listed and transmitted hereby, the Preferred Share certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the Preferred Share certificates. Signature(s) on any such Preferred Share certificates or stock powers must be guaranteed by an Eligible Institution.

      6. Stock Transfer Taxes. Except as otherwise provided in this Instruction 6, Marvel will pay all stock transfer taxes with respect to the transfer and sale of any Preferred Shares to it or its order pursuant to the Offer to Exchange. If, however, the exchange of any Preferred Shares is to be made to, or if certificates for Preferred Shares not tendered or not accepted for exchange are to be registered in the name of, any person other than the registered holder(s), or if tendered certificates are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder(s) or such other person) payable on account of the transfer to such other person will be billed directly to such tendering shareholder (unless satisfactory evidence of payment of such taxes, or exemption there from, is submitted with this Letter of Transmittal).

      EXCEPT AS PROVIDED IN THIS INSTRUCTION 6, IT WILL NOT BE NECESSARY FOR TRANSFER TAX STAMPS TO BE AFFIXED TO THE PREFERRED SHARE CERTIFICATES EVIDENCING THE PREFERRED SHARES TENDERED HEREBY.

      7. Special Issuance and Delivery Instructions. If any Common Shares exchanged for any Preferred Shares tendered are to be issued in the name of, and/or Preferred Share certificates for Preferred Shares not accepted for payment or not tendered are to be issued in the name of and/or returned to, a person other than the signer of this Letter of Transmittal, and/or such certificates are to be returned to a person other than the signer of this Letter of Transmittal, or to an address other than that shown above, the appropriate boxes on this Letter of Transmittal should be completed. Any shareholder(s) delivering Preferred Shares by book-entry transfer may request that Preferred
Shares not purchased be credited to such account maintained at a Book-Entry Transfer Facility as such shareholder(s) may designate in the box entitled "Special Issuance Instructions." If no such instructions are given, any such Preferred Shares not purchased will be returned by crediting the account at the Book-Entry Transfer Facility designated above as the account from which such Preferred Shares were delivered.

      8. Requests for Assistance or Additional Copies. Questions and requests for assistance or additional copies of the Offer to Exchange, this Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 may be directed to the Information Agent at its address and phone number set forth below, or from brokers, dealers, commercial banks or trust companies.

      9. Waiver of Conditions. Marvel reserves the absolute right in its sole discretion to waive, at any time or from time to time, any of the specified conditions of the Offer to Exchange, in whole or in part, in the case of any Preferred Shares tendered.

     10. Backup Withholding. In order to avoid "backup withholding" of federal income tax on payments of cash pursuant to the Offer to Exchange, a shareholder surrendering Preferred Shares in the Offer to Exchange must, unless an exemption applies, provide the Exchange Agent with such shareholder's correct taxpayer identification number ("TIN") on Substitute Form W-9 in this Letter of Transmittal and certify, under penalties of perjury, that such TIN is correct and that such shareholder is not subject to backup withholding.

      Backup withholding is not an additional income tax. Rather, the amount of the backup withholding can be credited against the federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the shareholder upon filing an income tax return.

      The shareholder is required to give the Exchange Agent the TIN (i.e., social security number or employer identification number) of the record owner of the Preferred Shares. If the Preferred Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional guidance on which number to report.

      If the tendering shareholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, the shareholder or other payee must also complete the Certificate of Awaiting Taxpayer Identification Number below in order to avoid backup withholding. Notwithstanding that the Certificate of Awaiting Taxpayer Identification Number is completed, the
Exchange Agent will withhold 30% on all payments made prior to the time a properly certified TIN is provided to the Exchange Agent. However, such amounts will be refunded to such shareholder if a TIN is provided to the Exchange Agent within 60 days.

      Certain shareholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Noncorporate foreign shareholders should complete and sign the main signature form and a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Exchange Agent, in order to avoid backup withholding. See the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for more instructions.

     11. Lost, Destroyed or Stolen Preferred Share Certificates. If any certificate(s) representing Preferred Shares has been lost, destroyed or stolen, the shareholder should promptly notify the Exchange Agent. The shareholder will then be instructed as to the steps that must be taken in order to replace the Preferred Share certificate(s). This Letter of Transmittal and related documents cannot be processed until the procedures for replacing lost, destroyed or stolen Preferred Share certificates have been followed.

      IMPORTANT: THIS LETTER OF TRANSMITTAL (OR FACSIMILE HEREOF) TOGETHER WITH ANY REQUIRED SIGNATURE GUARANTEES, OR, IN THE CASE OF A BOOK-ENTRY TRANSFER, AN AGENT'S MESSAGE, AND ANY OTHER REQUIRED DOCUMENTS, MUST BE RECEIVED BY THE EXCHANGE AGENT PRIOR TO THE EXPIRATION DATE AND EITHER CERTIFICATES FOR TENDERED PREFERRED SHARES MUST BE RECEIVED BY THE EXCHANGE AGENT OR PREFERRED SHARES MUST BE DELIVERED PURSUANT TO THE PROCEDURES FOR BOOK-ENTRY TRANSFER, IN EACH CASE PRIOR TO THE EXPIRATION DATE, OR THE TENDERING SHAREHOLDER MUST COMPLY WITH THE PROCEDURES FOR GUARANTEED DELIVERY.

                            IMPORTANT TAX INFORMATION

      Under Federal income tax law, a shareholder whose tendered Preferred Shares are accepted for payment is required to provide the Exchange Agent with such shareholder's correct TIN on Substitute Form W-9 below. If such shareholder is an individual, the TIN is his social security number. If a tendering shareholder is subject to backup withholding, such shareholder must cross out item (2) of the Certification box on the Substitute Form W-9. If the Exchange Agent is not provided with the correct TIN, the shareholder may be subject to a $50 penalty imposed by the Internal Revenue Service. In addition, any payments that are made to such shareholder with respect to Preferred Shares exchanged pursuant to the Offer to Exchange may be subject to backup withholding.

      Certain shareholders (including, among others, all corporations, and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt  recipient,  that  shareholder  must  submit a  statement,  signed  under penalties of perjury, attesting to that individual's exempt status. Such statements can be obtained from the Exchange Agent. Exempt shareholders, other than foreign individuals, should furnish their TIN, write "Exempt" on the face of the Substitute Form W-9 below, and sign, date and return the Substitute Form W-9 to the Exchange Agent. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional instructions.

      If backup withholding applies, the Exchange Agent is required to withhold 30% of any payments made to the shareholder. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service.

Purpose of Substitute Form W-9

      To prevent backup withholding on any payments that are made to a shareholder with respect to Preferred Shares exchanged pursuant to the Offer to Exchange, the shareholder is required to notify the Exchange Agent of such shareholder's correct taxpayer identification number by completing the form contained herein certifying that the TIN provided on Substitute Form W-9 is correct (or that such shareholder is awaiting a TIN).

What Number to Give the Exchange Agent

      The shareholder is required to give the Exchange Agent the social security number or employer identification number of the record owner of the Preferred Shares. If the Preferred Shares are in more than one name or are not in the name of the actual owner, consult the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional guidance on which number to report. If the tendering shareholder has not been issued a TIN and has applied for a number or intends to apply for a number in the near future, such shareholder should write "Applied For" in the space provided for in the TIN in Part I, and sign and date the Substitute Form W-9. If "Applied For" is written in Part I and the Exchange Agent is not provided with a TIN within 60 days, the Exchange Agent will withhold 30% on all payments of the purchase price until a TIN is provided to the Exchange Agent.

--------------------------------------------------------------------------------

PAYOR'S NAME:  MARVEL ENTERPRISES, INC.
--------------------------------------------------------------------------------
SUBSTITUTE
FORM W-9         Name: (If joint names,  list first and circle the name of the
Department of          person  or  entity  whose  number  you  enter in Part I
the Treasury           below.)
Internal
Revenue Service

    ---------------------------------------------------------------------------
    Business name, if different from above:

    ---------------------------------------------------------------------------

    ---------------------------------------------------------------------------
    Address:

    ---------------------------------------------------------------------------
    City, state and zip code

    ---------------------------------------------------------------------------
    Part I - Please  provide your  taxpayer  identification   Social Security
    number   ("TIN")   in  the  box  at  the   right.   For   Number or
    individuals,  this is your social security number.  For   Employer
    other  entities,  this is your employer  identification   Identification
    number.                                                   Number

    ---------------------------------------------------------------------------
    Part II - If exempt from backup withholding, check the box to the right. Also provide your TIN in Part I and sign and date this form. |_|

    ---------------------------------------------------------------------------
    Part III - Under penalties of perjury, I certify that:


    1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), AND

    2. I am not subject to backup withholding because: (a) I am exempt from backup withholding; or (b) I have not been notified by the Internal Revenue Service that I am subject to backup withholding as a result of a failure to report all interest or dividends; or (c) the IRS has notified me that I am no longer subject to backup withholding.

    ---------------------------------------------------------------------------
    CERTIFICATION INSTRUCTIONS. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

    The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

    Signature: ___________________________                    Date: ____________

--------------------------------------------------------------------------------


Note: Failure to complete and return this form may result in backup withholding of 30% of any payments made to you pursuant to the Offer to Exchange.

      Questions and requests for assistance or additional copies of the Offer to Exchange, this Letter of Transmittal and other exchange offer materials may be directed to the Information Agent at its address and telephone number set forth below:

                The Exchange Agent for the Offer to Exchange is:

                     American Stock Transfer & Trust Company

                      By Mail, Overnight Courier and Hand:

                     American Stock Transfer & Trust Company
                                 59 Maiden Lane
                            New York, New York 10038

                           By Facsimile Transmissions:
                        (for Eligible Institutions only)
                                 (718) 234-5001

                              Confirm by Telephone:
                                 (800) 937-5449
                                 (718) 921-8200


               The Information Agent for the Offer to Exchange is:

                              D.F. KING & CO., INC.
                                 77 Water Street
                                   20th Floor
                            New York, New York 10005

                        (Banks and brokerage firms call)
                                 (212) 269-5550

                           (All others call Toll-Free)
                                 (800) 269-6427

                                                               Exhibit (a)(1)(C)


                          NOTICE OF GUARANTEED DELIVERY

                                     For the
                                Offer to Exchange

             8% Cumulative Convertible Exchangeable Preferred Stock
                           of Marvel Enterprises, Inc.
                               ("Preferred Stock")

                                       For

                                    Shares of
                    Common Stock of Marvel Enterprises, Inc.
                                ("Common Stock")

                       Pursuant to the Offer to Exchange,
                              dated October 7, 2002


                    (Not to be Used for Signature Guarantees)


      THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME ON MONDAY, NOVEMBER 18, 2002, UNLESS EXTENDED (SUCH DATE, AS THE SAME MAY BE EXTENDED, THE "EXPIRATION DATE"). HOLDERS OF PREFERRED STOCK MUST VALIDLY TENDER THEIR PREFERRED STOCK ON OR PRIOR TO THE EXPIRATION DATE IN ORDER FOR THEIR PREFERRED STOCK TO BE EXCHANGED PURSUANT TO THIS OFFER. TENDERED PREFERRED STOCK MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE.

                  The Exchange Agent for the exchange offer is:

                     AMERICAN STOCK TRANSFER & TRUST COMPANY

         By Mail:           By Facsimile Transmission:   By Hand or Overnight
                                                               Courier:
      59 Maiden Lane              (for Eligible             59 Maiden Lane
 New York, New York 10038       Institutions only)     New York, New York 10038
      (800) 937-5449              (718) 234-5001            (800) 937-5449
      (718) 921-8200                                        (718) 921-8200
                                For Confirmation
                                   Telephone:
                                 (800) 937-5449
                                 (718) 921-8200

      DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF THIS NOTICE OF GUARANTEED DELIVERY VIA FACSIMILE TO A NUMBER OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

      THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES. IF A SIGNATURE ON A LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN "ELIGIBLE INSTITUTION" UNDER INSTRUCTIONS THERETO, SUCH SIGNATURE GUARANTEE MUST APPEAR IN THE APPLICABLE SPACE PROVIDED IN THE SIGNATURE BOX IN THE LETTER OF TRANSMITTAL.

Ladies and Gentlemen:

      The undersigned hereby tenders to Marvel Enterprises, Inc., a Delaware corporation (the "Issuer"), upon the terms and subject to the conditions set forth in the Offer to Exchange, dated October 7, 2002 (as the same may be amended or supplemented from time to time, the "Offer to Exchange"), and the related Letter of Transmittal (which together constitute the "Offer"), receipt of which is hereby acknowledged, the aggregate number of shares of Preferred Stock set forth below pursuant to the guaranteed delivery procedures set forth in the Offer to Exchange under the caption "The Offer to Exchange - Guaranteed Delivery Procedures".

      The undersigned understands and acknowledges that the Offer will expire at 5:00 p.m., New York City time, on November 18, 2002, unless extended by the Issuer. The term "Expiration Date" shall mean 5:00 p.m., New York City time, on November 18, 2002, unless the Offer is extended as provided in the Offer to Exchange, in which case the term "Expiration Date" shall mean the latest date and time to which the Offer is extended.

--------------------------------------  ----------------------------------------


  ___________________________________     ___________________________________
     Names(s) of Record Holder(s)                  Number of Shares


  ___________________________________     ___________________________________
  Address(es)                               Certificate Nos. (if available)


  ___________________________________     Indicate  account number at Book-Entry
                             Zip Code     Transfer  Facility  if shares  will be
                                          tendered by book-entry transfer:


  ___________________________________     ___________________________________
      (Area Code) Telephone No.

                                          ___________________________________
                                                    Account Number

X___________________________________

                                          Dated:_____________________________
X___________________________________
 Signature(s) of Record Holder(s)

--------------------------------------  ----------------------------------------

--------------------------------------------------------------------------------
                                    GUARANTEE
                    (NOT TO BE USED FOR SIGNATURE GUARANTEE)

The undersigned, a firm or other entity identified as an "eligible guarantor institution" within the meaning of Rule 17Ad-15 promulgated under the Securities Exchange Act of 1934, as amended, hereby guarantees the deposit with the Exchange Agent of a properly completed and executed Letter of Transmittal (or facsimile thereof), or an Agent's Message, as well as the certificate(s) representing all tendered shares of Preferred Stock in proper form for transfer, or confirmation of the book-entry transfer of such shares of Preferred Stock into the Exchange Agent's account at DTC as described in the Offer to Exchange under the caption "The Offer to Exchange - Guaranteed Delivery Procedures" and other documents required by the Letter of Transmittal, all by 5:00 p.m., New York City time, on the third New York Stock Exchange trading day following the Expiration Date.



  ___________________________________      X_________________________________
             Name of Firm                          Authorized Signature

  ___________________________________      __________________________________
                Address                            Name (Please Print)

  ___________________________________      __________________________________
                             Zip Code                     Title

  ___________________________________      Dated:____________________________
       (Area Code) Telephone No.

--------------------------------------------------------------------------------
             NOTE: DO NOT SEND SHARE CERTIFICATES WITH THIS NOTICE.
       SHARE CERTIFICATES SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL.

                                                               Exhibit (a)(1)(D)


                                OFFER TO EXCHANGE

              Shares of Common Stock, par value $0.01 per share, of
                            Marvel Enterprises, Inc.
                                ("Common Stock")

                                       For

        Shares of 8% Cumulative Convertible Exchangeable Preferred Stock
                           of Marvel Enterprises, Inc.
                               ("Preferred Stock")

                                    Which are
    validly tendered pursuant to the Offer to Exchange, dated October 7, 2002


THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME ON MONDAY, NOVEMBER 18, 2002, UNLESS EXTENDED (SUCH DATE, AS THE SAME MAY BE EXTENDED, THE "EXPIRATION DATE"). HOLDERS OF PREFERRED STOCK MUST VALIDLY TENDER THEIR PREFERRED STOCK ON OR PRIOR TO THE EXPIRATION DATE IN ORDER FOR THEIR PREFERRED STOCK TO BE EXCHANGED PURSUANT TO THIS OFFER. TENDERED PREFERRED STOCK MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE.

To Brokers, Dealers, Commercial Banks,
Trust Companies and other Nominees:

      Marvel Enterprises, Inc., a Delaware corporation (the "Issuer"), is offering, upon the terms and subject to the conditions set forth in the Offer to Exchange, dated October 7, 2002 (the "Offer to Exchange"), and the accompanying Letter of Transmittal enclosed herewith (which together constitute the "Offer"), to exchange 1.39 shares of its Common Stock for each share of Preferred Stock that is validly tendered on or prior to the Expiration Date and not properly withdrawn pursuant to the Offer.

      The Offer is subject to certain conditions. See "The Offer to Exchange -Conditions" section in the Offer to Exchange.

      Enclosed herewith for your information and forwarding to your clients for whom you hold shares of Preferred Stock registered in your name or in the name of your nominee or who hold shares of Preferred Stock in their own names are copies of the following documents:

      1.    the Offer to Exchange, dated October 7, 2002;

      2. the Letter of Transmittal for your use and for the information of your clients (facsimile copies of the Letter of Transmittal may be used to tender Preferred Stock);

      3. a form of letter that may be sent to your clients for whose accounts you hold Preferred Stock registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the issuance of the Common Stock; and

      4.    a Notice of Guaranteed Delivery.

      Your prompt action is requested. Please note that the Offer will expire at 5:00 p.m., New York City time, on Monday, November 18, 2002, unless extended. Please furnish copies of the enclosed materials to those of your clients for whom you hold Preferred Stock registered in your name or in the name of your nominee as quickly as possible.

      In all cases, the exchange of Preferred Stock pursuant to the Offer will be made only after receipt by the Exchange Agent of (i) certificates representing such Preferred Stock, or a confirmation of a book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility (as defined in the Offer to Exchange), as the case may be; (ii) the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, or an Agent's Message (as defined in the Offer to Exchange); and (iii) any other required documents.

      Holders who wish to tender their shares of Preferred Stock and (i) whose shares of Preferred Stock are not immediately available; (ii) who cannot deliver their shares of Preferred Stock, the Letter of Transmittal or an Agent's Message or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date; or (iii) who cannot complete the procedures for book-entry transfer prior to the Expiration Date must tender their shares of Preferred Stock according to the guaranteed delivery procedures set forth under the caption "The Offer to Exchange - Guaranteed Delivery Procedures" in the Offer to Exchange.

      The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of Preferred Stock residing in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction.

      The Issuer will not make any payments to brokers, dealers or other persons for soliciting acceptances of the Offer. The Issuer will, however, upon request, reimburse you for customary clerical and mailing expenses incurred by you in forwarding any of the enclosed materials to your clients. The Issuer will pay or cause to be paid any transfer taxes payable on the transfer of shares of
Preferred  Stock  to  it,  except  as  otherwise   provided  in  the  Letter  of
Transmittal.

      Questions and requests for assistance with respect to the Offer or for copies of the Offer to Exchange and Letter of Transmittal may be directed to the Exchange Agent or the Information Agent at their addresses and phone numbers set forth in the Offer to Exchange.

                                    Very truly yours,

                                    MARVEL ENTERPRISES, INC.


Nothing contained herein or in the enclosed documents shall constitute you or any other person as an agent of Marvel Enterprises, Inc., the Exchange Agent, the Information Agent or any affiliate of any of the foregoing, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer, other than the enclosed documents and the statements contained therein.

                                                               Exhibit (a)(1)(E)


                                OFFER TO EXCHANGE

              Shares of Common Stock, par value $0.01 per share, of
                            Marvel Enterprises, Inc.
                                ("Common Stock")

                                       For

        Shares of 8% Cumulative Convertible Exchangeable Preferred Stock
                           of Marvel Enterprises, Inc.
                               ("Preferred Stock")

                                    Which are
    validly tendered pursuant to the Offer to Exchange, dated October 7, 2002


THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME ON MONDAY, NOVEMBER 18, 2002, UNLESS EXTENDED (SUCH DATE, AS THE SAME MAY BE EXTENDED, THE "EXPIRATION DATE"). HOLDERS OF PREFERRED STOCK MUST VALIDLY TENDER THEIR PREFERRED STOCK ON OR PRIOR TO THE EXPIRATION DATE IN ORDER FOR THEIR PREFERRED STOCK TO BE EXCHANGED PURSUANT TO THIS OFFER. TENDERED PREFERRED STOCK MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE.

To Our Clients:

      Enclosed for your consideration is an Offer to Exchange, dated October 7, 2002 (the "Offer to Exchange"), and a Letter of Transmittal (which together constitute the "Offer") relating to the Offer by Marvel Enterprises, Inc. (the "Issuer") to exchange 1.39 shares of its Common Stock for each share of Preferred Stock that is validly tendered on or prior to the Expiration Date and not properly withdrawn pursuant to the Offer.

      The enclosed material is being forwarded to you as the beneficial owner of Preferred Stock held by us for your account or benefit but not registered in your name. A tender of any Preferred Stock may only be made by us as the registered holder pursuant to your instructions. Therefore, the Issuer urges beneficial owners of Preferred Stock registered in the name of a broker, dealer, commercial bank, trust company or other nominee to contact such holder promptly if they wish to tender Preferred Stock in the Offer.

      Accordingly, we request instructions as to whether you wish us to tender any or all such Preferred Stock held by us for your account or benefit, pursuant to the terms and conditions set forth in the Offer to Exchange and Letter of Transmittal. We urge you to read carefully the Offer to Exchange and Letter of Transmittal before instructing us to tender your Preferred Stock.

      Your instructions to us should be forwarded as promptly as possible in order to permit us to tender Preferred Stock on your behalf in accordance with the provisions of the Offer. The Offer expires at 5:00 p.m., New York City time, on Monday, November 18, 2002, unless extended. The term "Expiration Date" shall mean 5:00 p.m., New York City time, on Monday, November 18, 2002, unless the Offer is extended as provided in the Offer to Exchange, in which case the term "Expiration Date" shall mean the latest date and time to which the Offer is extended. A tender of Preferred Stock may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

      Your attention is directed to the following:

      1. The Offer is for the exchange of 1.39 shares of Common Stock for each share of Preferred Stock validly tendered pursuant to the Offer;

      2. The Offer is subject to certain conditions. See "The Offer to Exchange - Conditions" section in the Offer to Exchange;

      3. The Offer and withdrawal rights will expire at 5:00 p.m., New York City time, on Monday, November 18, 2002, unless extended as provided in the Offer to Exchange; and

      4. The Issuer has agreed to pay certain expenses of the Offer. Any transfer taxes incident to the transfer of Preferred Stock from the tendering holder to the Issuer will be paid by the Issuer, except as provided in the Offer to Exchange and the Letter of Transmittal. See the "Fees and Expenses" section in the Offer to Exchange.

      The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Preferred Stock residing in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction.

      If you wish us to tender any or all of your Preferred Stock held by us for your account or benefit, please do instruct us by completing, executing and returning to us the attached instruction form.

      This material relating to the Offer is being forwarded to you as the beneficial owner of Preferred Stock carried by us for your account or benefit but not registered in your name. A tender of any such Preferred Stock with respect thereto can be made only by us as the registered holder and only pursuant to your instructions. The Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Preferred Stock held by us for your account.

                                  INSTRUCTIONS
                                  ------------


      The undersigned acknowledge(s) receipt of your letter and the enclosed material referred to therein relating to the Offer of Marvel Enterprises, Inc.

      This will instruct you to tender at an exchange rate of 1.39 shares of Common Stock per share of Preferred Stock, the aggregate number of shares of Preferred Stock indicated below (or, if no aggregate principal amount is indicated below, all shares of Preferred Stock) held by you for the account or benefit of the undersigned, pursuant to the terms of and conditions set forth in the Offer to Exchange and the Letter of Transmittal.


--------------------------------------  ----------------------------------------
Number of preferred shares to be                      Sign Here
tendered:*


_____________________________             ___________________________________
                                                     Signature(s)

Account Number:______________________

                                          ___________________________________
                                               Please Type or Print Name(s)


                                               Please Type or Print Address

                                          ___________________________________
                                          ___________________________________
                                          ___________________________________
                                          ___________________________________

                                           Area Code and Telephone No._______


             Dated:__________________                  ______________________
                                                       Taxpayer Identification
                                                       or Social Security Number
--------------------------------------  ----------------------------------------

      * Unless otherwise indicated, it will be assumed that all preferred shares held by us for your account are to be tendered.

                                                               Exhibit (a)(1)(F)


[GRAPHIC OMITTED]
     Marvel                                     FOR IMMEDIATE RELEASE


                       MARVEL LAUNCHES EXCHANGE OFFER FOR
                       ITS 8% CONVERTIBLE PREFERRED STOCK

                  - Each Preferred Share Tendered Will Receive
                      1.39 Shares of Marvel Common Stock -

                - Holders of 55% of the Preferred Stock Indicate
                       Their Intention to Tender Shares -

NEW YORK, New York - October 7, 2002 - Marvel Enterprises, Inc. (NYSE: MVL), announced today that it has commenced an offer to exchange shares of its common stock for all 20.8 million outstanding shares of its 8% Cumulative Convertible Exchangeable Preferred Stock (OTC BB: MVLEP; CUSIP No. 57383M207) at the rate of
1.39 shares of common stock for each share of preferred stock.

The exchange offer is expected to be immediately accretive to earnings per common share by substantially reducing or eliminating the burden of required pay-in-kind dividends on the preferred stock. Those dividends amounted to $16.3 million in the twelve months ended September 30, 2002. Additionally, the exchange offer is intended to increase the trading float and liquidity of Marvel's common stock as well as reduce or extinguish Marvel's obligation to redeem the outstanding preferred stock for $10.00 per share in cash in 2011.

Marvel's net income for the first six months of 2002 amounted to $4.6 million. After the preferred dividend requirement of $8.1 million, the loss attributable to common stockholders was ($3.6 million), or a diluted loss of ($0.09) per share. On a pro forma basis, assuming 100% acceptance of the exchange offer on January 1, 2002, Marvel's earnings per share for the six-month period would have amounted to $0.07 per share.

Morgan Stanley & Co. Incorporated; Whippoorwill Associates, Incorporated; and Marvel Enterprises' Vice Chairman, Isaac Perlmutter have indicated to Marvel that they currently intend to tender in the offer all of the 11.3 million shares of preferred stock that they own. Mr. Perlmutter and Shelley Greenhaus, the President and Managing Director of Whippoorwill, are members of Marvel's Board of Directors.

The Exchange Offer will expire at 5:00 p.m. New York City time on November 18, 2002, unless extended at Marvel's sole discretion. If all of the outstanding shares of preferred stock are exchanged in the offer, 28.9 million shares of common stock will be issued to holders of preferred stock, increasing the Company's total common shares outstanding to 65.2 million from 36.3 million at June 30, 2002.

A special committee of independent members of Marvel's Board of Directors reviewed the advisability of the exchange offer and structured its terms with the assistance of Thomas Weisel Partners LLC, the financial advisor to the special committee. While the special committee has approved the exchange offer, neither the special committee, the Board of Directors or Thomas Weisel Partners LLC is making any recommendation to holders of preferred stock as to whether to tender or refrain from tendering their shares or, if stockholders elect to tender, how many shares to tender.


                                     -more-

Marvel Launches Exchange Offer, 10/7/02                           page 2
The Offer to Exchange and Letter of Transmittal, which describe the exchange offer in greater detail, are being mailed to holders of preferred stock. D.F. King & Co., Inc. is the information agent and American Stock Trust & Transfer Company is the exchange agent for the offer. Copies of the Offer to Exchange and related documents may be obtained by calling D.F. King at (800) 269-6427. Stockholders are urged to read the Offer to Exchange and Letter of Transmittal because they contain important information concerning the exchange offer.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of Marvel common stock in any state of the United States in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About Marvel Enterprises
With a library of over 4,700 proprietary characters, Marvel Enterprises, Inc. is one of the world's most prominent character-based entertainment companies. Marvel's operations are focused in four areas: entertainment (Marvel Studios), licensing, comic book publishing and toys (Toy Biz). Marvel facilitates the creation of entertainment projects, including feature films, television and DVD/home video, based on its characters and also licenses its characters for use in a wide range of consumer products and services including video and computer games, apparel, collectibles, snack foods and promotions. Marvel's characters and plot lines are created by its comic book division which continues to maintain a leadership position in the U.S. and worldwide while also serving as an invaluable source of intellectual property. For additional information visit the Marvel Web site at http://www.marvel.com.

The exchange offer is subject to various conditions which are described in the Offer to Exchange. There can be no assurance that the exchange offer will be successful. Although Morgan Stanley, Whippoorwill and Mr. Perlmutter have indicated to the Company that they currently intend to tender all of their shares of preferred stock, the Company does not have an agreement with them to do so and there is no assurance that they will participate in the exchange offer or the extent to which they will do so. Except for historical information contained herein, the statements in this news release regarding the Company's plans are forward-looking statements that are dependent upon certain risks and uncertainties, including the Company's potential inability to successfully implement its business strategy, a decrease in the level of media exposure or popularity of the Company's characters resulting in declining revenues from products based on those characters, the timing of releases and the decisions to proceed with feature films and TV series based on the Company's characters, the lack of commercial success of entertainment projects based on the Company's characters, the lack of commercial success of properties owned by major entertainment companies that have granted the Company toy licenses, the lack of consumer acceptance of new product introductions, the imposition of quotas or tariffs on toys manufactured in China as a result of a deterioration in trade relations between the U.S. and China, changing consumer preferences, production delays or shortfalls, continued pressure by certain of the Company's major retail customers to significantly reduce their toy inventory levels, the impact of competition and changes to the competitive environment on the Company's products and services, the ability of the Company's licensees to successfully market and sell the licensed products, changes in technology and changes in governmental regulation and the continued financial stability of major licensees of the Company. Those and other risks and uncertainties are described in the Offer to Exchange and in the Company's other filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Marvel assumes no obligation to publicly update or revise any forward-looking statements.

                                     # # #

Investor Relations Contact:
---------------------------
Richard Land, David Collins
Jaffoni & Collins Incorporated
212/835-8500 or mvl@jcir.com